UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

Strawinskylaan 3051, 1077 ZX, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]            Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]            No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: May 26, 2010

	By:	/s/ Alexander Izosimov
	Name:	Alexander Izosimov
	Title:	Chief Executive Officer

Amsterdam and New York (May 26, 2010) - “VimpelCom Ltd” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading international provider of telecommunications services, today announces its pro forma operating and financial results for the quarter ended March 31, 2010.

This earnings release contains pro forma information* for VimpelCom and the financial and operating results of each of Open Joint Stock Company “Vimpel-Communications” (“OJSC VimpelCom”) and Closed Joint Stock Company “Kyivstar G.S.M.” (“Kyivstar”) on a stand-alone basis. The presentation of OJSC VimpelCom’s financial and operating results follows the format of its 2009 year-end earnings release, with its consolidated financial results and the financial results of its CIS operations being presented in US dollars and the financial results of its Russian operations being presented in Russian Rubles. Kyivstar’s financial and operating results are presented in its functional currency, the Ukrainian Hryvnia.

In accordance with recently adopted accounting rules, from January 1, 2010 OJSC VimpelCom began to consolidate the results of LLC Sky Mobile’s operations in Kyrgyzstan.

*	See page 9 for details

VimpelCom Ltd - First Quarter 2010 Pro Forma Operating Results and Selected Financial Data

Combined Financial and Operating Results on a Pro Forma Basis

(US$, millions) - 1Q 10	OJSC VimpelCom	Kyivstar	HQ and eliminations	Pro Forma Condensed Combined
Net operating revenues	2,231	322	(18)	2,535
Adjusted OIBDA	1,052	164	(11)	1,205
Adjusted OIBDA margin, %	47.2%	50.9%		47.5%
Operating income	633	40	(11)	662
Operating income margin, %	28.4%	12.4%		26.1%
SG&A	632	98	11	741
including Sales & Marketing Expenses	191	17		208
including General & Administrative Costs	441	81	11	533
SG&A percentage	28.3%	30.4%		29.2%
Net income (loss) attributable to VimpelCom Ltd.	392	28	(8)	412
Net income (loss) attributable to VimpelCom Ltd. per ADS, basic, (US$)				0.32
Capital expenditures	179.3	55.8		235.1
Mobile subscriptions (‘000)	66,821	21,934		88,755
Broadband subscriptions (‘000)	2,513	—		2,513

Quarterly highlights:

•	Pro forma net operating revenues and OIBDA* of $2.5 billion and $1.2 billion, respectively

•	1Q10 VimpelCom Ltd. transaction related costs and the new headquarters overhead charges amounted to $11 million

•	The first quarter pro forma OIBDA margin was 47.5%

•	Pro forma net income attributable to VimpelCom Ltd amounted to $412 million.

•	Combined operating cash flow amounted to $960 million

Commenting on the first quarter results of VimpelCom, Alexander Izosimov, Chief Executive Officer of VimpelCom, said, “With this release we open a new chapter in our history. The combination of the two market leaders – OJSC VimpelCom and Kyivstar – has created a new strong emerging markets player. The increased scale of our business, combined with our high level of profitability, positions VimpelCom as the leading telecom operator in the region.

Our quarterly results give us confidence that the development of our business is on track. We remain focused on sustainable revenue growth and continued to deliver returns to our shareholders.

Looking ahead, we will focus on completing the integration and organizational structure of our new company in order to deal with the changing industry landscape. We believe that the outlook for VimpelCom is bright and are confident that we will successfully leverage our new advantages.”

VimpelCom Ltd - First Quarter 2010 Pro Forma Operating Results and Selected Financial Data

*	Hereafter refers to adjusted OIBDA (See definition of adjusted OIBDA in Attachment A)

OJSC VimpelCom: Key Consolidated Financial and Operating Results*

CONSOLIDATED OPERATIONS (US$, millions)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Net operating revenues	2,231	1,973	13.1%	2,309	-3.4%
Adjusted OIBDA	1,052	949	10.9%	1,088	-3.3%
Adjusted OIBDA margin, %	47.2%	48.1%		47.1%
Operating income	633	567	11.6%	608	4.1%
Operating income margin, %	28.4%	28.7%		26.3%
SG&A	632	538	17.5%	680	-7.1%
including Sales & Marketing Expenses	191	156	22.4%	218	-12.4%
including General & Administrative Costs	441	382	15.4%	462	-4.5%
SG&A percentage	28.3%	27.3%		29.4%
Net income (loss) attributable to OJSC VimpelCom	392	-297	n/a	283	38.5%
Capital expenditures	179.3	113.0	58.7%	422.7	-57.6%
Mobile subscriptions (‘000)	66,821	62,724	6.5%	64,596	3.4%
Broadband subscriptions (‘000)	2,513	1,560	61.1%	2,257	11.3%

*	See definitions in Attachment A. References to “year-on-year” are to comparisons of 1Q10 vs. 1Q09, while references to “quarter-on-quarter” are to 1Q10 vs. 4Q09.

Quarterly highlights:

•	Net operating revenues reflect stability of the core business in Russia and ability to market new products and services

•	Appreciation of local currencies against the US dollar strengthened the top line

•	The decline in revenues compared to the previous quarter reflects the normal seasonality of the business

•	Consolidated fixed and mobile OIBDA margin of 47.2% was in line with the previous quarter

•	Strong operating cash flow of $803 million as a result of consistent focus on cash generation and working capital optimization

•	Capital expenditures will increase further throughout the year as we accelerate the 3G and FTTB network roll-out in the markets in which we operate

•	Repayment of $928 million of debt bringing OJSC VimpelCom’s net debt to $4.9 billion with a Total Debt/OIBDA LTM ratio of 1.5

VimpelCom Ltd - First Quarter 2010 Pro Forma Operating Results and Selected Financial Data

OJSC VimpelCom: Russia - Financial and Operating Results

RUSSIA (RUR millions)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Net operating revenues	57,350	56,272	1.9%	58,819	-2.5%
Adjusted OIBDA	27,107	27,227	-0.4%	27,725	-2.2%
Adjusted OIBDA margin, %	47.3%	48.4%		47.1%
Operating income	17,527	17,719	-1.1%	17,393	0.8%
Operating income margin, %	30.6%	31.5%		29.6%
SG&A	15,796	14,936	5.8%	17,033	-7.3%
including Sales & Marketing Expenses	4,969	4,485	10.8%	5,862	-15.2%
including General & Administrative Costs	10,827	10,451	3.6%	11,171	-3.1%
SG&A percentage	27.5%	26.5%		29.0%
Net income (loss) attributable to OJSC VimpelCom	11,557	-6,722	n/a	9,267	24.7%

RUSSIA REVENUES* (RUR millions)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Net operating revenues	57,350	56,272	1.9%	58,819	-2.5%
Mobile	47,882	45,507	5.2%	48,921	-2.1%
Fixed-line	9,468	10,765	-12.0%	9,898	-4.3%

RUSSIA OIBDA DEVELOPMENT* (RUR millions)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Adjusted OIBDA Total	27,107	27,227	-0.4%	27,725	-2.2%
Mobile	24,385	23,562	3.5%	24,850	-1.9%
Fixed-line	2,722	3,665	-25.7%	2,875	-5.3%
Adjusted Total OIBDA margin, %	47.3%	48.4%		47.1%
Mobile, %	50.9%	51.8%		50.8%
Fixed-line, %	28.7%	34.0%		29.0%

RUSSIA OPERATING DEVELOPMENT	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Mobile subscriptions (‘000)	51,254	49,351	3.9%	50,886	0.7%
MOU, min	203.9	203.0	0.4%	217.7	-6.3%
Adjusted MOU, min**	208.4	205.7	1.3%	221.4	-5.9%
ARPU mobile, US$	10.3	9.1	13.2%	10.8	-4.6%
ARPU mobile, RUR	307.7	306.6	0.4%	316.9	-2.9%
Broadband subscriptions (‘000)	2,335	1,498	55.9%	2,111	10.6%

*	Mobile and fixed revenues for all periods were recalculated – please see definition of reportable segments in Attachment A.

VimpelCom Ltd - First Quarter 2010 Pro Forma Operating Results and Selected Financial Data

**	Adjusted MOU is calculated for mobile subscriptions excluding mobile broadband subscriptions using USB modems.

Quarterly highlights:

•	In the mobile segment:

•	Strong demand for data services led to an increase in USB modem subscriptions

•	Stable pricing for traditional voice services

•	VAS as a percentage of mobile service revenues increased to 20.6%

•	Strong mobile OIBDA margin above 50%

•	In the fixed-line segment:

•	Revenues in the US dollar terms remained stable year-on-year

•	Revenue dynamics of a fixed-line segment reflect Russian ruble appreciation as a significant part of our fixed-line client base is billed in US dollars and Euro

•	OIBDA margin remained essentially flat quarter-on-quarter

•	The total number of residential broadband subscriptions, including FTTB and mobile broadband, exceeded 2.3 million with revenues up 59.1% year-on-year

Overall, in Russia the Company achieved good growth in the mobile segment, while fixed-line performance remained stable with ruble revenues and margins affected by currency fluctuations. Our competitive position remains sound, while further revenue growth will be defined to a large degree by continued macroeconomic recovery in the country.

VimpelCom Ltd - First Quarter 2010 Pro Forma Operating Results and Selected Financial Data

OJSC VimpelCom: CIS* - Financial and Operating Results

CIS OPERATIONS (US$ millions)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Net operating revenues	339.8	332.6	2.2%	341.6	-0.5%
Adjusted OIBDA	152.4	149.7	1.8%	154.7	-1.5%
Adjusted OIBDA margin, %	44.8%	45.0%		45.3%
Operating income	56.9	49.9	14.0%	28.5	99.6%
Operating income margin, %	16.7%	15.0%		8.3%
SG&A	94.7	92.5	2.4%	94.1	0.6%
including Sales & Marketing Expenses	21.5	22.7	-5.3%	24.9	-13.7%
including General & Administrative Costs	73.2	69.8	4.9%	69.2	5.8%
SG&A percentage	27.9%	27.8%		27.5%
Net income/(loss) attributable to OJSC VimpelCom	22.0	-11.0	n/a	-7.6	n/a
Mobile subscriptions (‘000)	15,076	13,373	12.7%	13,342	13.0%
Broadband subscriptions (‘000)	178	62	187.1%	146	21.9%

*	OJSC VimpelCom’s CIS operations include operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan, Tajikistan, and Georgia as well as OJSC VimpelCom’s operations in Ukraine. Starting with the second quarter of 2010 we intend to present our operations in Ukraine as a new segment, which will include OJSC VimpelCom’s and Kyivstar’s operations in Ukraine.

Quarterly highlights:

•	10% year-on-year local currency revenue growth in Kazakhstan, our largest market in this segment, reflecting signs of a return to stability in that market

•

Consolidation of the Kyrgyzstan mobile operations of Sky Mobile, which has a management contract with Kar-Tel, our subsidiary operating in Kazakhstan. Sky Mobile serves 1.8 million customers and has been operating under the “Beeline” brand since June 2009

•	OIBDA margin declined slightly; due in part to the inclusion of the Kyrgyz operations

•	Number of broadband subscriptions increased 187% year-on-year as we started to actively develop our broadband projects in Ukraine, Kazakhstan, Uzbekistan and Armenia.

Overall, in our CIS markets we continue to focus on cash flow and profitability. While the situation in Armenia and Uzbekistan remains challenging, we are pleased with our progress in Kazakhstan and Georgia.

VimpelCom Ltd - First Quarter 2010 Pro Forma Operating Results and Selected Financial Data

OJSC VimpelCom: South-East Asia

Quarterly highlights:

•	Our operations in South-East Asia are still in a very early stage of development

•

In Cambodia, good network quality, effective marketing campaigns and a pro-active approach to distribution have made us the fourth largest player in a nine-player market after the first year of operations

•	In Vietnam, our networks covered approximately 57% of the total population with commercial activity in 51 out of 63 provinces where we have approximately 1.6 million subscriptions

Overall, we are optimistic about the potential of the South-East Asian mobile market and continue to enhance our presence in this region.

VimpelCom Ltd - First Quarter 2010 Pro Forma Operating Results and Selected Financial Data

Kyivstar: Financial and Operating Results

KYIVSTAR (UAH millions)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Net operating revenues	2,573	2,703	-4.8%	2,890	-11.0%
Adjusted OIBDA	1,307	1,456	-10.2%	1,549	-15.6%
Adjusted OIBDA margin, %	50.8%	53.9%		53.6%
Operating income	320	311	2.9%	414	-22.7%
Operating income margin, %	12.4%	11.5%		14.3%
SG&A	782	766	2.1%	782	0.0%
including Sales & Marketing Expenses	134	143	-6.3%	191	-29.8%
including General & Administrative Costs	648	623	4.0%	591	9.6%
SG&A percentage	30.4%	28.3%		27.1%
Net income (loss) attributable to Kyivstar	224	370	-39.5%	333	-32.7%

KYIVSTAR OPERATING DEVELOPMENT	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Mobile subscriptions (‘000)	21,934	22,727	-3.5%	22,022	-0.4%
MOU, min	425	281	51.2%	396	7.3%
ARPU mobile, US$	4.8	5.1	-5.9%	5.4	-11.1%
ARPU mobile, UAH	38.5	39.1	-1.5%	43.5	-11.5%

Quarterly highlights:

•	Quarter-on-quarter revenue dynamics reflect typical seasonality and the results of our efforts to stabilize subscription market share

•

Year-on-year decline in revenues was largely driven by a lower number of active subscriptions caused by an ongoing shift of the Ukrainian mobile market to the “zero on-net” model aimed at price sensitive low-tier customers

•	Reduction of the interconnect rates starting from the beginning of 2010 was another key contributor to the decrease in revenues

•	Year-on-year ARPU remained essentially stable reflecting the high quality of our active customer base and partially offsetting the reduction of interconnect rates

•	Introduction of “zero on-net” pricing model under Djuice brand in the second half of 2009 helped to reduce churn, stabilize subscription market share, and drive growth in MOU

•	Weaker revenues and approximately 50 million Ukrainian Hryvnias of one-off costs related to transaction expenses and shareholder charges led to a decline in OIBDA margin

•	The level of capital investments remained within the normal investment profile and should benefit from the upcoming integration with URS

Overall, the results are in line with our expectations and reflect our focus on stabilization of subscription market share and protecting ARPU.

VimpelCom Ltd - First Quarter 2010 Pro Forma Operating Results and Selected Financial Data

For more information on financial and operating data for specific countries, as well as reconciliation of OIBDA, please refer to the supplementary file FinancialOperatingQ12010.xls on our website at http://www.vimpelcom.com/news/qrep.wbp.

In April 2010, following successful completion of the VimpelCom’s Ltd exchange offer for shares and American depositary shares of OJSC VimpelCom, VimpelCom’s two strategic shareholders completed the combination of OJSC VimpelCom and Kyivstar under VimpelCom Ltd.

Because VimpelCom Ltd. transaction was completed in the second quarter of 2010, VimpelCom is presenting first quarter results on a pro forma basis assuming the consolidation of OJSC VimpelCom and Kyivstar. This information does not assume that VimpelCom would have reported these results if the exchange offer was completed in the first quarter, nor does it imply that these results will be realized in the future.

The Company’s management will discuss its first quarter 2010 results during a conference call and slide presentation on May 26, 2010 at 4:30 pm CET, (10:30 am US ET). The call and slide presentation may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay will be available through June 2, 2010. The slide presentation webcast will also be available for download on VimpelCom’s website http://www.vimpelcom.com.

VimpelCom Ltd. consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The VimpelCom Ltd. group is headquartered in Amsterdam and has operations in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Georgia, Armenia, Kyrgyzstan, Vietnam and Cambodia, covering territory with a total population of about 340 million. VimpelCom Ltd. operating companies provide services under the “Beeline” and “Kyivstar” brands. VimpelCom Ltd.’s ADSs are listed on the New York Stock Exchange under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements include those relating to the benefits of the combination of OJSC VimpelCom and Kyivstar under the Company, the Company’s 2010 capital expenditures projections and the Company’s development plans in South East Asia. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate its Ukrainian operations and other newly-acquired businesses and other factors. There can be

VimpelCom Ltd - First Quarter 2010 Pro Forma Operating Results and Selected Financial Data

no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”), OJSC VimpelCom’s public filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2009, and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Alexey Subbotin	Mateo Millett
VimpelCom	FD
Tel: 7-495- 954-7888	Tel: 1-617 897-1533
Investor_Relations@vimpelcom.com	mateo.millett@fd.com

VimpelCom Ltd - First Quarter 2010 Pro Forma Operating Results and Selected Financial Data

- Definitions and tables are attached –

Attachment A: Definitions

Adjusted OIBDA is a non-U.S. GAAP financial measure. Adjusted OIBDA, previously referred to as EBITDA or OIBDA by OJSC VimpelCom, is defined as operating income before depreciation, amortization and impairment loss. Our management uses adjusted OIBDA and adjusted OIBDA margin as supplemental performance measures and believes that adjusted OIBDA and adjusted OIBDA margin provide useful information to investors because they are indicators of the strength and performance of the Company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of adjusted OIBDA include the key revenue and expense items for which the Company’s operating managers are responsible and upon which their performance is evaluated. Adjusted OIBDA also assists management and investors by increasing the comparability of the Company’s performance against the performance of other telecommunications companies that provide OIBDA or EBITDA (earnings before interest, taxes, depreciation and amortization) information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment loss, which items may significantly affect operating income between periods. However, OJSC VimpelCom’s and Kyivstar’s adjusted OIBDA results and our pro forma adjusted OIBDA results may not be directly comparable to other companies’ reported OIBDA or EBITDA results due to variances and adjustments in the components of OIBDA (including our calculation of adjusted OIBDA) or calculation measures. However, a limitation of adjusted OIBDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues or the need to replace capital equipment over time. Reconciliation of adjusted OIBDA to net income, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section as well as in the supplementary file FinancialOperatingQ12010.xls on our website at http://www.vimpelcom.com/news/qrep.wbp.

Adjusted OIBDA margin is a non-U.S. GAAP financial measure. We calculate adjusted OIBDA margin as adjusted OIBDA divided by net operating revenues, expressed as a percentage. Reconciliation of adjusted OIBDA margin to net income as a percentage of net operating revenues, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section as well as in the supplementary file FinancialOperatingQ12010.xls on our website at http://www.vimpelcom.com/news/qrep.wbp.

Sales and marketing costs (S&M) include marketing, advertising and dealer commissions expenses.

General and administrative costs (G&A) include salaries and outsourcing costs, including related social contributions required by law; stock price-based compensation expenses; repair and maintenance expenses; rent, including lease payments for base station sites; utilities; other miscellaneous expenses, such as insurance, operating taxes, license fees, and accounting, audit and legal fees.

Capital expenditures (Capex) – purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

Net debt is a non-U.S. GAAP financial measure and is calculated as the sum of long-term debt and short-term debt minus cash and cash equivalents and short-term investments. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalent, as well as short-term investments. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the company financial position. Reconciliation of net debt to long-term debt and short-term debt, the most directly comparable U.S. GAAP financial measures, is presented below in the reconciliation tables section.

VimpelCom Ltd - First Quarter 2010 Pro Forma Operating Results and Selected Financial Data

Free cash flow is a non-U.S. GAAP financial measure and is calculated as operating cash flow less Capex. The Company believes that free cash flow provides useful information to investors because it is an indicator of our company’s operational and financial performance and represents our ability to generate cash after accruals required to maintain or expand our asset base. Free cash flow should not be considered in isolation as an alternative to operating cash flow or any other measure of the company cash flows management. Reconciliation of free cash flow to operating cash flow, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section.

Mobile subscriptions are SIM-cards registered in the system as of a measurement date, users of which generated revenue at any time during the three months prior to the measurement date. This includes revenue coming from any incoming and outgoing calls, subscription fee accruals, debits related to service, outgoing SMS, Multimedia Messaging Service (referred to as MMS), data transmission and receipt sessions, but does not include incoming SMS and MMS sent by VimpelCom or abandoned calls. VimpelCom’s total number of mobile subscriptions also includes SIM-cards for use of mobile Internet service via USB modems.

Broadband subscriptions are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB, xDSL and WiFi technologies as well as mobile internet service via USB modems.

ARPU (Monthly Average Revenue per User) is calculated by dividing service revenue during the relevant period, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of subscriptions during the period and dividing by the number of months in that period.

MOU (Monthly Average Minutes of Use per User) is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscriptions during the period and dividing by the number of months in that period.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

Mobile services are wireless voice and data transmission services excluding WiFi.

VAS (value added services) includes short messages (“SMS”), multimedia messages (“MMS”), caller number identification, call waiting, data transmission, mobile Internet, downloadable content and other services.

CIS Geographic Segment for the purpose of VimpelCom Ltd reporting includes our operations in the following countries: Kazakhstan, Kyrgyzstan, Uzbekistan, Tajikistan, Armenia and Georgia as well as OJSC VimpelCom’s operations in Ukraine. Starting from the next quarter we intend to include OJSC VimpelCom’s operation in Ukraine in a separate reporting segment together with Kyivstar.

SEA – VimpelCom operations in South-East Asia, which include operations in Cambodia and VimpelCom’s respective equity in net results of operations of the Company’s Vietnamese associate GTEL-Mobile JSC (“GTEL-Mobile”).

Reportable segments – Historically intersegment revenues were eliminated in consolidation. Starting from January 1, 2010, OJSC VimpelCom changed the approach to intersegment revenues and expenses in a way that operating revenues and operating expenses of Russia mobile and Russia fixed segments from each other and operating revenues and operating expenses of CIS mobile and CIS fixed segments from each other are eliminated on the level of a segment, as well as certain expenses and revenues were allocated to allow revenues and expenses related to those revenues to produce financial result within one segment. Other intersegment revenues and expenses are eliminated at the consolidated level. The comparative information was retrospectively adjusted.

VimpelCom Ltd - First Quarter 2010 Pro Forma Operating Results and Selected Financial Data

Attachment B: VimpelCom financial statements

VimpelCom Limited

Unaudited Combined Statement of Income (Pro-forma)

Three months ended March 31, 2010
(In thousands of US dollars)
Operating revenues:
Service revenues	2,498,176
Sales of equipment and accessories	28,424
Other revenues	9,992

Total operating revenues	2,536,592
Revenue based tax	(1,633)

Net operating revenues	2,534,959

Operating expenses:
Service costs	536,783
Cost of equipment and accessories	31,594
Selling, general and administrative expenses	741,090
Depreciation	408,117
Amortization	134,075
Impairment loss	612
Provision for doubtful accounts	20,585

Total operating expenses	1,872,856

Operating income	662,103
Other income and expenses:
Interest income	15,113
Net foreign exchange (loss)/gain	100,365
Interest expense	(141,844)
Equity in net gain/(loss) of associates	(3,784)
Other (expenses)/income, net	(48,487)

Total other income and expenses	(78,637)

Income before income taxes	583,466
Income tax expense	161,079

Net income/(loss)	422,387
Net income/(loss) attributable to the noncontrolling interest	10,166

Net income/(loss) attributable to VimpelCom	412,221

VimpelCom Ltd - First Quarter 2010 Pro Forma Operating Results and Selected Financial Data

OJSC VimpelCom Unaudited Condensed Consolidated Statement of Income

	Three months ended March 31,
	2010	2009
	(In thousands of US dollars)
Operating revenues:
Service revenues	$2,202,629	$1,942,761
Sales of equipment and accessories	26,579	28,680
Other revenues	3,553	3,836

Total operating revenues	2,232,761	1,975,277
Revenue based tax	(1,633)	(2,262)

Net operating revenues	2,231,128	1,973,015

Operating expenses:
Service costs	501,588	440,237
Cost of equipment and accessories	26,350	28,666
Selling, general and administrative expenses	632,406	537,541
Depreciation	352,553	308,637
Amortization	66,694	72,601
Provision for doubtful accounts	18,643	17,861

Total operating expenses	1,598,234	1,405,543

Operating income	632,894	567,472
Other income and expenses:
Interest income	11,546	14,813
Net foreign exchange (loss)/gain	104,934	(745,763)
Interest expense	(141,660)	(137,393)
Equity in net gain/(loss) of associates	(3,784)	(35,312)
Other (expenses)/income, net	(48,345)	(5,473)

Total other income and expenses	(77,309)	(909,128)

Income before income taxes	555,585	(341,656)
Income tax expense	153,049	(34,100)

Net income/(loss)	402,536	(307,556)
Net income/(loss) attributable to the noncontrolling interest	10,166	(10,924)

Net income/(loss) attributable to OJSC VimpelCom	$392,370	$(296,632)

VimpelCom Ltd - First Quarter 2010 Pro Forma Operating Results and Selected Financial Data

OJSC VimpelCom Unaudited Condensed Consolidated Balance Sheets

	March 31, 2010	December 31, 2009
	(In thousands of US dollars, except share amounts)
Assets
Current assets:
Cash and cash equivalents	$1,529,605	$1,446,949
Trade accounts receivable, net of allowance for doubtful accounts	449,599	392,365
Inventory	63,310	61,919
Deferred income taxes	89,178	91,493
Input value added tax	135,285	96,994
Due from related parties	187,260	249,631
Other current assets	430,640	627,257

Total current assets	2,884,877	2,966,608

Property and equipment, net	5,556,235	5,561,569
Telecommunications licenses, net	535,024	542,597
Goodwill	3,674,705	3,284,293
Other intangible assets, net	689,289	700,365
Software, net	441,514	448,255
Investments in associates	432,562	436,767
Other assets	817,685	792,087

Total assets	$15,031,891	$14,732,541

Liabilities, redeemable noncontrolling interest and equity
Current liabilities:
Accounts payable	$525,013	$545,690
Due to employees	156,019	113,368
Due to related parties	9,998	9,211
Accrued liabilities	399,918	315,666
Taxes payable	337,437	212,767
Customer advances, net of VAT	315,088	376,121
Customer deposits	29,109	28,386
Short-term debt	1,356,396	1,813,141

Total current liabilities	3,128,978	3,414,350

Deferred income taxes	544,932	596,472
Long-term debt	5,291,747	5,539,906
Other non-current liabilities	178,118	164,636
Commitments, contingencies and uncertainties	—	—

Total liabilities	9,143,775	9,715,364

Redeemable noncontrolling interest	511,942	508,668

Equity:
Convertible voting preferred stock (.005 rubles nominal value per share), 10,000,000 shares authorized; 6,426,600 shares issued and outstanding	—	—
Common stock (.005 rubles nominal value per share), 90,000,000 shares authorized; 51,281,022 shares issued (December 31, 2009: 51,281,022); 50,714,662 shares outstanding (December 31, 2009: 50,714,579)	92	92
Additional paid-in capital	1,152,515	1,143,657
Retained earnings	4,466,862	4,074,492
Accumulated other comprehensive (loss)	(418,444)	(488,277)
Treasury stock, at cost, 566,360 shares of common stock (December 31, 2009: 566,443)	(223,406)	(223,421)

Total OJSC VimpelCom shareholders’ equity	4,977,619	4,506,543

Noncontrolling interest	398,555	1,966

Total equity	5,376,174	4,508,509

Total liabilities, redeemable noncontrolling interest and equity	$15,031,891	$14,732,541

VimpelCom Ltd - First Quarter 2010 Pro Forma Operating Results and Selected Financial Data

OJSC VimpelCom Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,
	2010	2009
	(In thousands of US dollars)

Operating activities

Net cash provided by operating activities	803,279	838,187

Investing activities

Purchases of property and equipment	(144,113)	(148,834)
Purchases of intangible assets	(8,503)	(8,759)
Purchases of software	(57,379)	(42,816)
Cash increase due to Sky Mobile consolidation	4,702	—
Loan granted	(5,044)	—
Proceeds from withdrawal of deposits	225,743	—
Purchases of other assets, net	(8,051)	(3,049)

Net cash used in investing activities	7,355	(203,458)

Financing activities
Proceeds from bank and other loans	203,227	—
Repayments of bank and other loans	(927,551)	(525,992)
Payments of fees in respect of debt issues	(83)	(8,166)
Purchase of noncontrolling interest in consolidated subsidiaries	(2,294)	—
Payment of dividends	(2,049)	—
Payment of dividends to noncontrolling interest	(7,874)	—

Net cash (used in)/provided by financing activities	(736,624)	(534,158)

Effect of exchange rate changes on cash and cash equivalents	8,646	(49,099)

Net increase/(decrease) in cash and cash equivalents	82,656	51,472
Cash and cash equivalents at beginning of period	1,446,949	914,683

Cash and cash equivalents at end of period	$1,529,605	$966,155

VimpelCom Ltd - First Quarter 2010 Pro Forma Operating Results and Selected Financial Data

OJSC VimpelCom Unaudited Consolidated Statements of Cash Flows (Continued)

	Three months ended March 31,
	2010	2009
	(In thousands of US dollars)
Supplemental cash flow information
Cash paid during the period:
Income tax	$175,208	$30,850
Interest	118,217	88,492
Non-cash activities:
Accounts payable for property, equipment and other long-lived assets	(138,899)	308,273

VimpelCom Ltd - First Quarter 2010 Pro Forma Operating Results and Selected Financial Data

Attachment C: Reconciliation Tables (Unaudited)

Reconciliation of Combined Adjusted OIBDA (pro-forma)

(In millions of US$)

VimpelCom Ltd. (Pro-forma), OIBDA, US$ mln	1Q 10
Adjusted OIBDA	1,205
Depreciation	(408)
Amortization	(134)
Impairment loss	(1)
Operating income	662
Interest income	15
Net foreign exchange gain/(loss)	100
Interest expense	(142)
Equity in net gain/(loss) of associates	(4)
Other (expense)/income, net	(48)
Income tax expense	(161)
Net income/(loss)	422

Reconciliation of Combined Adjusted OIBDA Margin (pro-forma)

VimpelCom Ltd. (Pro-forma), %	1Q 10
Adjusted OIBDA margin as a percentage of net operating revenues	47.5%
Depreciation	(16.1)%
Amortization	(5.3)%
Impairment loss	0.0%
Operating income	26.1%
Interest income	0.6%
Net foreign exchange gain/(loss)	3.9%
Interest expense	(5.6)%
Equity in net gain/(loss) of associates	(0.2)%
Other (expense)/income, net	(1.9)%
Income tax expense	(6.3)%
Net income/(loss)	16.6%

VimpelCom Ltd - First Quarter 2010 Pro Forma Operating Results and Selected Financial Data

Reconciliation of Consolidated Adjusted OIBDA of OJSC VimpelCom

(In millions of US$)

OJSC VimpelCom, OIBDA, US$ mln	1Q 10	1Q 09	4Q 09
Adjusted OIBDA	1,052	949	1,088
Depreciation	(352)	(309)	(393)
Amortization	(67)	(73)	(87)
Operating income	633	567	608
Interest income	12	15	10
Net foreign exchange gain/(loss)	105	(746)	(14)
Interest expense	(142)	(137)	(164)
Equity in net gain/(loss) of associates	(4)	(35)	(10)
Other (expense)/income, net	(48)	(6)	(24)
Income tax expense	(153)	34	(125)
Net income/(loss)	403	(308)	281

Reconciliation of Consolidated Adjusted OIBDA Margin of OJSC VimpelCom

OJSC VimpelCom, OIBDA Margin, %	1Q 10	1Q 09	4Q 09
Adjusted OIBDA margin as a percentage of net operating revenues	47.2%	48.1%	47.1%
Depreciation	(15.8)%	(15.7)%	(17.0)%
Amortization	(3.0)%	(3.7)%	(3.8)%
Operating income	28.4%	28.7%	26.3%
Interest income	0.5%	0.8%	0.4%
Net foreign exchange gain/(loss)	4.7%	(37.8)%	(0.6)%
Interest expense	(6.4)%	(6.9)%	(7.1)%
Equity in net gain/(loss) of associates	(0.2)%	(1.8)%	(0.4)%
Other (expense)/income, net	(2.0)%	(0.3)%	(1.0)%
Income tax expense	(6.9)%	1.7%	(5.4)%
Net income/(loss)	18.1%	(15.6)%	12.2%

VimpelCom Ltd - First Quarter 2010 Pro Forma Operating Results and Selected Financial Data

Reconciliation of Consolidated Adjusted OIBDA of Kyivstar

(In millions of US$)

KYIVSTAR, OIBDA US$ mln	1Q 10	1Q 09	4Q 09
Adjusted OIBDA	164	189	194
Depreciation	(56)	(60)	(54)
Amortization	(67)	(82)	(78)
Impairment loss	(1)	(7)	(10)
Operating income	40	40	52
Interest income	4	36	5
Net foreign exchange gain/(loss)	(5)	(10)	(2)
Interest expense	0	(3)	0
Equity in net gain/(loss) of associates	0	0	0
Other (expense)/income, net	0	0	0
Income tax expense	(11)	(15)	(13)
Net income/(loss)	28	48	42

Reconciliation of Consolidated Adjusted OIBDA Margin of Kyivstar

KYIVSTAR, OIBDA Margin,%	1Q 10	1Q 09	4Q 09
Adjusted OIBDA margin as a percentage of net operating revenues	50.9%	53.8%	53.6%
Depreciation	(17.4)%	(17.1)%	(14.9)%
Amortization	(20.8)%	(23.4)%	(21.5)%
Impairment loss	(0.3)%	(2.0)%	(2.8)%
Operating income	12.4%	11.4%	14.4%
Interest income	1.2%	10.3%	1.4%
Net foreign exchange gain/(loss)	(1.5)%	(2.8)%	(0.6)%
Interest expense	0.0%	(0.9)%	0.0%
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%
Other (expense)/income, net	0.0%	0.0%	0.0%
Income tax expense	(3.4)%	(4.3)%	(3.6)%
Net income/(loss)	8.7%	13.7%	11.6%

VimpelCom Ltd - First Quarter 2010 Pro Forma Operating Results and Selected Financial Data

Reconciliation of Consolidated Adjusted OIBDA of Kyivstar

(In millions of UAH)

KYIVSTAR, UAH mln	1Q 10	1Q 09	4Q 09
Adjusted OIBDA	1,307	1,456	1,549
Depreciation	(444)	(460)	(434)
Amortization	(538)	(630)	(627)
Impairment loss	(5)	(55)	(74)
Operating income	320	311	414
Interest income	28	280	43
Net foreign exchange gain/(loss)	(36)	(77)	(13)
Interest expense	(1)	(26)	(1)
Equity in net gain/(loss) of associates	0	0	0
Other (expense)/income, net	(1)	0	(4)
Income tax expense	(86)	(118)	(106)
Net income/(loss)	224	370	333

Reconciliation of Consolidated Adjusted OIBDA Margin of Kyivstar

(based on UAH million OIBDA)

KYIVSTAR, OIBDA Margin, %	1Q 10	1Q 09	4Q 09
Adjusted OIBDA margin as a percentage of net operating revenues	50.8%	53.9%	53.6%
Depreciation	(17.3)%	(17.0)%	(15.0)%
Amortization	(20.9)%	(23.3)%	(21.7)%
Impairment loss	(0.2)%	(2.1)%	(2.6)%
Operating income	12.4%	11.5%	14.3%
Interest income	1.1%	10.4%	1.5%
Net foreign exchange gain/(loss)	(1.4)%	(2.8)%	(0.5)%
Interest expense	0.0%	(1.0)%	(0.0)%
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%
Other (expense)/income, net	0.0%	0.0%	(0.1)%
Income tax expense	(3.3)%	(4.4)%	(3.7)%
Net income/(loss)	8.7%	13.7%	11.5%

VimpelCom Ltd - First Quarter 2010 Pro Forma Operating Results and Selected Financial Data

Reconciliation of OJSC VimpelCom Consolidated Net Debt (as of March 31, 2010)

(In millions of US$)

OJSC VimpelCom Net Debt	1Q 10
Net debt	4,928
Long-term debt	5,292
Short-term debt	1,356
Cash and cash equivalents	(1,530)
Short-term investments	(190)

Attachment D: Capex Development

CAPEX (in US$ millions)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Total capex OJSC VimpelCom	179.3	113.0	58.7%	422.7	-57.6%
Russia	123.9	90.5	36.9%	331.5	-62.6%
CIS	38.3	9.5	303.2%	68.1	-43.8%
Kazakhstan	5.9	3.3	78.8%	19.5	-69.7%
Ukraine (URS+GT)	6.0	2.9	106.9%	11.0	-45.5%
Armenia	3.1	0.2	1450.0%	7.8	-60.3%
Uzbekistan	17.9	1.1	1527.3%	21.1	-15.2%
Tajikistan	0.1	0.4	-75.0%	5.4	-98.1%
Georgia	4.3	1.6	168.8%	3.3	30.3%
Kyrgyzstan	1.0	—	n/a	—	n/a
SEA	16.9	12.9	31.0%	22.8	-25.9%
Kyivstar	55.8	42.3	31.9%	41.7	33.8%

VimpelCom Ltd - First Quarter 2010 Pro Forma Operating Results and Selected Financial Data

Attachment E: OJSC VimpelCom Financial and Operational highlights – CIS

Revenues Development

KAZAKHSTAN (KZT mln)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Net operating revenues	23,555	21,373	10.2%	25,564	-7.9%
Mobile	23,079	21,055	9.6%	25,151	-8.2%
Fixed	476	318	49.7%	413	15.3%

UKRAINE (URS+GT) (UAH mln)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Net operating revenues	359	365	-1.6%	385	-6.8%
Mobile	183	198	-7.6%	190	-3.7%
Fixed	176	167	5.4%	195	-9.7%

ARMENIA (AMD mln)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Net operating revenues	16,016	17,066	-6.2%	18,202	-12.0%
Mobile	5,787	6,888	-16.0%	7,046	-17.9%
Fixed	10,229	10,178	0.5%	11,156	-8.3%

UZBEKISTAN (US$ mln)*	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Net operating revenues	45.3	58.5	-22.6%	50.2	-9.8%
Mobile	42.9	55.5	-22.7%	47.5	-9.7%
Fixed	2.4	3.0	-20.0%	2.7	-11.1%

TAJIKISTAN (US$ mln)*	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Net operating revenues	14.8	14.4	2.8%	15.6	-5.1%
Mobile	13.3	14.4	-7.6%	15.6	-14.7%
Fixed	1.5	—		—

GEORGIA (GEL mln)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Net operating revenues	18.8	10.1	86.1%	17.1	9.9%
Mobile	18.3	10.1	81.2%	17.1	7.0%
Fixed	0.5	—		—

KYRGYZSTAN (KGS mln)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Mobile net operating revenues	1,138	—	n/a	—	n/a

CIS REVENUES** (US$ mln)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Net operating revenues	339.8	332.6	2.2%	341.6	-0.5%
Mobile	283.8	274.3	3.5%	282.8	0.4%
Fixed	56.0	58.3	-3.9%	58.8	-4.8%

*	US$ is the functional currency in Uzbekistan and Tajikistan.

VimpelCom Ltd - First Quarter 2010 Pro Forma Operating Results and Selected Financial Data

**	Mobile and fixed revenues for all periods were recalculated – please see definition of reportable segments in Attachment A.

VimpelCom Ltd - First Quarter 2010 Pro Forma Operating Results and Selected Financial Data

OIBDA Development

KAZAKHSTAN (KZT mln)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Adjusted OIBDA total	13,069	10,964	19.2%	14,083	-7.2%
Mobile	13,008	10,960	18.7%	14,082	-7.6%
Fixed	61	4	1425.0%	1	6000.0%
Adjusted OIBDA margin, %	55.5%	51.3%		55.1%

UKRAINE (URS+GT) (UAH mln)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Adjusted OIBDA total	80.7	49.8	62.0%	60.8	32.7%
Mobile	28.3	9.9	185.9%	18.7	51.3%
Fixed	52.4	39.9	31.3%	42.1	24.5%
Adjusted OIBDA margin, %	22.5%	13.6%		15.8%

ARMENIA (AMD mln)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Adjusted OIBDA total	7,348	8,849	-17.0%	8,748	-16.0%
Mobile	2,377	3,407	-30.2%	2,902	-18.1%
Fixed	4,971	5,442	-8.7%	5,846	-15.0%
Adjusted OIBDA margin, %	45.9%	51.9%		48.1%

UZBEKISTAN (US$ mln)*	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Adjusted OIBDA total	19.6	33.1	-40.8%	23.0	-14.8%
Mobile	18.6	31.9	-41.7%	22.0	-15.5%
Fixed	1.0	1.2	-16.7%	1.0	0.0%
Adjusted OIBDA margin, %	43.3%	56.6%		45.8%

TAJIKISTAN (US$ mln)*	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Adjusted OIBDA total	4.4	4.9	-10.2%	7.1	-38.0%
Mobile	4.1	4.9	-16.3%	7.1	-42.3%
Fixed	0.3	—	n/a	—	n/a
Adjusted OIBDA margin, %	29.7%	34.0%		45.5%

GEORGIA (GEL mln)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Adjusted OIBDA Total	2.0	-0.9	n/a	0.6	233.3%
Mobile	1.93	-0.9	n/a	0.6	221.7%
Fixed	0.03	—	n/a	—	n/a
Adjusted OIBDA margin, %	10.6%	n/a		3.5%

KYRGYZSTAN (KGS mln)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Adjusted Mobile OIBDA	426	—	n/a	—	n/a
Adjusted Mobile OIBDA margin, %	37.4%	—	n/a	—	n/a

CIS OIBDA (US$ mln)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Adjusted OIBDA total	152.4	149.7	1.8%	154.7	-1.5%
Mobile	131.1	126.6	3.6%	133.1	-1.5%
Fixed	21.3	23.1	-7.8%	21.6	-1.4%
Adjusted OIBDA margin, %	44.8%	45.0%		45.3%

*	US$ is the functional currency in Uzbekistan and Tajikistan.

VimpelCom Ltd - First Quarter 2010 Pro Forma Operating Results and Selected Financial Data

Operating Highlights

KAZAKHSTAN	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Mobile subscriptions (‘000)	6,062	6,377	-4.9%	6,135	-1.2%
MOU, min	102.2	81.1	26.0%	102.3	-0.1%
ARPU mobile, US$	8.4	7.8	7.7%	8.5	-1.2%
ARPU mobile, (KZT)	1,264	1,099	15.0%	1,279	-1.2%
Broadband internet subscriptions (‘000)	2.7	0.2	1250.0%	1.3	107.7%

UKRAINE (URS+GT)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Mobile subscriptions (‘000)	1,951	1,894	3.0%	2,005	-2.7%
MOU, min	197.2	213.3	-7.5%	201.3	-2.0%
ARPU mobile, US$	3.8	4.5	-15.6%	3.9	-2.6%
ARPU mobile, (UAH)	32.4	34.6	-6.4%	31.9	1.6%
Broadband internet subscriptions (‘000)	133.8	39.6	237.9%	109.3	22.4%

ARMENIA	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Mobile subscriptions (‘000)	549	481	14.1%	545	0.7%
MOU, min	345.6	174.7	97.8%	268.2	28.9%
ARPU mobile, US$	9.0	13.9	-35.3%	11.5	-21.7%
ARPU mobile, (AMD)	3,478	4,574	-24.0%	4,433	-21.5%
Broadband internet subscriptions (‘000)	31.2	15.3	103.9%	26.2	19.1%

UZBEKISTAN	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Mobile subscriptions (‘000)	3,489	3,653	-4.5%	3,515	-0.7%
MOU, min	369.2	238.6	54.7%	387.3	-4.7%
ARPU mobile, US$	4.2	5.2	-19.2%	4.6	-8.7%
Broadband internet subscriptions (‘000)	10.0	6.8	47.1%	9.0	11.1%

TAJIKISTAN	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Mobile subscriptions (‘000)	820	722	13.6%	743	10.4%
MOU, min	157.9	171.7	-8.0%	173.6	-9.0%
ARPU mobile, US$	5.6	7.1	-21.1%	7.2	-22.2%

GEORGIA	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Mobile subscriptions (‘000)	431	246	75.2%	399	8.0%
MOU, min	125.0	121.2	3.1%	131.1	-4.7%
ARPU mobile, US$	7.5	8.4	-10.7%	8.4	-10.7%
ARPU mobile, (GEL)	13.7	14.0	-2.1%	15.2	-9.9%

KYRGYZSTAN	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Mobile subscriptions (‘000)	1,774	—		—
MOU, min	193.9	—		—
ARPU mobile, US$	4.7	—		—
ARPU mobile, (KGS)	208	—		—

VimpelCom Ltd - First Quarter 2010 Pro Forma Operating Results and Selected Financial Data

*	We no longer provide information on subscriptions market share, because different churn policies used by mobile service providers result in reported subscriptions market share figures that are not representative.

Attachment F: Key Financial Results in US Dollars

OJSC VimpelCom — Russia

RUSSIA (US$ millions)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Net operating revenues	1,919	1,661	15.5%	1,996	-3.9%
Adjusted OIBDA	907	803	13.0%	941	-3.6%
Adjusted OIBDA margin, %	47.3%	48.3%		47.1%
Operating income	586	522	12.3%	590	-0.7%
Operating income margin, %	30.5%	31.4%		29.6%
SG&A	529	441	20.0%	578	-8.5%
including Sales & Marketing Expenses	166	132	25.8%	191	-13.1%
including General & Administrative Costs	363	309	17.5%	387	-6.2%
SG&A percentage	27.6%	26.6%		29.0%
Net income (loss) attributable to OJSC VimpelCom	386	-244	n/a	313	23.3%

RUSSIA REVENUES (US$ millions)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Net operating revenues	1,919	1,661	15.5%	1,996	-3.9%
Mobile revenues	1,602	1,344	19.2%	1,660	-3.5%
Fixed-line revenues	317	317	0.0%	336	-5.7%

RUSSIA OIBDA DEVELOPMENT (US$ millions)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Adjusted OIBDA total	907	803	13.0%	941	-3.6%
Mobile	816	695	17.4%	843	-3.2%
Fixed-line	91	108	-15.7%	98	-7.1%
Adjusted total OIBDA margin, %	47.3%	48.3%		47.1%
Mobile, %	50.9%	51.7%		50.8%
Fixed-line, %	28.7%	34.1%		29.2%

*	Please find information on respective operating income amounts in the supplementary file FinancialOperatingQ12010.xls on our website at http://www.vimpelcom.com/news/qrep.wbp.

VimpelCom Ltd - First Quarter 2010 Pro Forma Operating Results and Selected Financial Data

Kyivstar — Ukraine

KYIVSTAR (US$ millions)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Net operating revenues	322	351	-8.3%	362	-11.0%
Adjusted OIBDA	164	189	-13.2%	194	-15.5%
Adjusted OIBDA margin, %	50.9%	53.8%		53.6%
Operating income	40	40	0.0%	52	-23.1%
Operating income margin, %	12.4%	11.4%		14.4%
SG&A	98	99	-1.0%	98	0.0%
including Sales & Marketing Expenses	17	18	-5.6%	24	-29.2%
including General & Administrative Costs	81	81	0.0%	74	9.5%
SG&A percentage	30.4%	28.2%		27.1%
Net income (loss) attributable to Kyivstar	28	48	-41.7%	42	-33.3%

VimpelCom Ltd - First Quarter 2010 Pro Forma Operating Results and Selected Financial Data

OJSC VimpelCom — CIS Revenues in US$

KAZAKHSTAN (US$ mln)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Net operating revenues	159.5	153.9	3.6%	170.4	-6.4%
Mobile	156.3	151.6	3.1%	167.7	-6.8%
Fixed	3.2	2.3	39.1%	2.7	18.5%

UKRAINE (URS+GT) (US$ mln)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Net operating revenues	44.9	47.4	-5.3%	48.1	-6.7%
Mobile	22.9	25.7	-10.9%	23.8	-3.8%
Fixed	22.0	21.7	1.4%	24.3	-9.5%

ARMENIA (US$ mln)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Net operating revenues	41.7	52.7	-20.9%	47.3	-11.8%
Mobile	15.1	21.3	-29.1%	18.3	-17.5%
Fixed	26.6	31.4	-15.3%	29.0	-8.3%

UZBEKISTAN (US$ mln)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Net operating revenues	45.3	58.5	-22.6%	50.2	-9.8%
Mobile	42.9	55.5	-22.7%	47.5	-9.7%
Fixed	2.4	3.0	-20.0%	2.7	-11.1%

TAJIKISTAN (US$ mln)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Net operating revenues	14.8	14.4	2.8%	15.6	-5.1%
Mobile	13.3	14.4	-7.6%	15.6	-14.7%
Fixed	1.5	—	n/a	—	n/a

GEORGIA (US$ mln)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Net operating revenues	10.9	6.0	81.7%	10.2	6.9%
Mobile	10.6	6.0	76.7%	10.2	3.9%
Fixed	0.3	—	n/a	—	n/a

KYRGYZSTAN (US$ mln)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Mobile net operating revenues	25.5	—	n/a	—	n/a

VimpelCom Ltd - First Quarter 2010 Pro Forma Operating Results and Selected Financial Data

OJSC VimpelCom — CIS Adjusted OIBDA in US$

KAZAKHSTAN (US$ mln)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Adjusted OIBDA total	88.5	78.7	12.5%	93.9	-5.8%
Mobile	88.1	78.7	11.9%	93.9	-6.2%
Fixed	0.4	0.0	n/a	0.0	n/a
Adjusted OIBDA margin, %	55.5%	51.1%		55.1%

UKRAINE (URS+GT) (US$ mln)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Adjusted OIBDA total	10.1	6.3	60.3%	7.6	32.9%
Mobile	3.5	1.2	191.7%	2.2	59.1%
Fixed	6.6	5.1	29.4%	5.4	22.2%
Adjusted OIBDA margin, %	22.5%	13.3%		15.8%

ARMENIA (US$ mln)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Adjusted OIBDA total	19.1	27.2	-29.8%	22.7	-15.9%
Mobile	6.2	10.5	-41.0%	7.6	-18.4%
Fixed	12.9	16.7	-22.8%	15.1	-14.6%
Adjusted OIBDA margin, %	45.8%	51.6%		48.0%

UZBEKISTAN (US$ mln)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Adjusted OIBDA total	19.6	33.1	-40.8%	23.0	-14.8%
Mobile	18.6	31.9	-41.7%	22.0	-15.5%
Fixed	1.0	1.2	-16.7%	1.0	0.0%
OIBDA Margin, %	43.3%	56.6%		45.8%

TAJIKISTAN (US$ mln)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Adjusted OIBDA total	4.4	4.9	-10.2%	7.1	-38.0%
Mobile	4.1	4.9	-16.3%	7.1	-42.3%
Fixed	0.3	—	n/a	—	n/a
Adjusted OIBDA margin, %	29.7%	34.0%		45.5%

GEORGIA (US$ mln)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Adjusted OIBDA total	1.1	-0.5	n/a	0.4	175.0%
Mobile	1.1	-0.5	n/a	0.4	175.0%
Fixed	0.02	—	n/a	—	n/a
Adjusted OIBDA margin, %	10.1%	n/a		3.9%

KYRGYZSTAN (US$ mln)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Adjusted mobile OIBDA	9.5	—	n/a	—	n/a
Adjusted mobile OIBDA margin, %	37.3%	—		—

VimpelCom Ltd - First Quarter 2010 Pro Forma Operating Results and Selected Financial Data

*	Please find information on respective operating income amounts in the supplementary file FinancialOperatingQ12010.xls on our website at http://www.vimpelcom.com/news/qrep.wbp.

Attachment G: Operational Highlights - South-East Asia

SEA (US$ mln)	1Q 10	1Q 09	1Q 10/ 1Q 09	4Q 09	1Q 10/ 4Q 09
Net operating mobile revenues	4.4	0.0	n/a	2.4	83.3%
Adjusted mobile OIBDA	-5.9	-1.6	n/a	-6.4	n/a

Attachment H: Average Rates of Functional Currencies to USD*

Functional Currency/ 1 US$		4Q 08	1Q 09	2Q 09	3Q 09	4Q 09	1Q 10
Russia	RUR	27.27	33.93	32.21	31.33	29.47	29.89
Kazakhstan	KZT	120.16	138.85	150.47	150.75	149.77	147.68
Ukraine	UAH	6.21	7.70	7.66	7.82	7.99	7.99
Armenia	AMD	306.47	325.11	370.46	372.66	384.40	384.26
Georgia	GEL	1.55	1.67	1.66	1.68	1.68	1.72
Kyrgyzstan	KGS	—	—	—	—	—	44.55

•	Functional currencies in Tajikistan, Uzbekistan and Cambodia are US dollars.

VimpelCom Ltd 1Q10 Presentation

© VimpelCom Ltd 2010
2
Disclaimer
This presentation contains "forward-looking statements", as the phrase is defined in Section
27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.
These statements relate to the Company's strategy, development plans and anticipated performance. The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends.
These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate newly-acquired businesses and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the
Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the
Company’s registration statement on Form F-4 filed with the U.S. Securities and Exchange
Commission (the “SEC”), OJSC VimpelCom’s public filings with the SEC, including its Annual
Report on Form 20-F for the year ended December 31, 2009, and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference.
VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained herein, or to make corrections to reflect future events or developments.

© VimpelCom Ltd 2010
3
Participants
Q&A Session
will be joined by:
Boris Nemsic
Chief Executive Officer. OJSC VimpelCom
Elena Shmatova
Chief Financial Officer, OJSC VimpelCom
Martin Furuseth
Chief Marketing Officer, OJSC VimpelCom
Dmitry Kromsky
Vice-President, CIS, OJSC VimpelCom
Taras Parkhomenko
Chief Marketing Officer, Kyivstar
Alexander Izosimov, President and Chief
Executive Officer, VimpelCom Ltd
Presentation

© VimpelCom Ltd 2010
4
Transformational deal successfully completed
•
Combination of VimpelCom and Kyivstar first announced on
October 5 , 2009
•
Exchange Offer successfully completed on April 21 , 2010
with 98% acceptance rate
•
Trading of VimpelCom Ltd ADSs commenced on the NYSE on
April 22 , 2010
•
The squeeze out demand notice filed on May 25 , 2010
process expected to be completed in the coming months
th
st
nd
th

© VimpelCom Ltd 2010
5
1,919
2,535
1,973
344
322
-50
Russia 1Q10 CIS+SEA
1Q10
Kyivstar
1Q10
Other, HQ
and
eliminations
VimpelCom
Ltd 1Q10
OJSC
VimpelCom
1Q09
Group Financial Highlights
Revenue
*
, USD mln
Net Income Attributable to OJSC VimpelCom / VimpelCom Ltd., USD mln
Adjusted OIBDA, USD mln
• Combined revenues increased to $2.5bn
• Russia represents 75% of the total revenues
compared to 84% a year ago
• The leading telecom operator in the region
• The combined adjusted OIBDA margin comprised
47.5% strengthened by the Kyivstar’s margin
• Combined net income attributable to VimpelCom
Ltd. amounted to $412 mln
• Combined EPS was $0.32
+28.5%
+27.0%
* Hereafter refers to Net operating revenues
(pro forma)
(pro forma)
(pro forma)
386
6
28
412
-297
-8
Russia 1Q10 CIS+SEA
1Q10
Kyivstar
1Q10
Other, HQ
and
eliminations
VimpelCom
Ltd 1Q10
OJSC
VimpelCom
1Q09
907
147
164
949
-13
1,205
Russia 1Q10 CIS+SEA
1Q10
Kyivstar
1Q10
Other, HQ
and
eliminations
VimpelCom
Ltd 1Q10
OJSC
VimpelCom
1Q09

© VimpelCom Ltd 2010
6
VimpelCom Debt Profile
OJSC VimpelCom Debt Maturity Schedule, USD mln
*
1 000
24
745
1,418
1,971
1,795
928
605
1Q10 2Q10 3Q10 4Q10 2010 2011 2012 2013 2014 2015 2016 2017 2018
OJSC VimpelCom Debt
Composition by Currency
* $928 million paid as of March 31, 2010 at actual rate.
$215 million paid as of May 25, 2010
19
423
210
18
1,143
USD, 61%
RUR, 30%
EUR, 9%
215
Ratios
1.3 0.008 1.5 Debt/OIBDA
LTM
5,159 783 4,376 OIBDA
LTM
($ mln)
6,654 6 6,648 Total Debt ($ mln)
VimpelCom Ltd Kyivstar OJSC VimpelCom
- paid - due in 2010 - due after 2010

© VimpelCom Ltd 2010
7
OJSC VimpelCom: Financial Highlights
Revenue, USD mln
Net Income Attributable to OJSC VimpelCom, USD mln
Adjusted OIBDA (USD mln) and Adjusted OIBDA Margin
+13.1%
2,231
2,309
1,973
1Q 09 4Q 09 1Q 10
1,052
1,088
949
48.1%
47.1%
47.2%
1Q 09 4Q 09 1Q 10
30.0%
35.0%
40.0%
45.0%
50.0%
55.0%
60.0%
65.0%
70.0%
OIBDA OIBDA Margin
392
283
-297
1Q 09 4Q 09 1Q 10
• The core business proved its stability by a y-o-y
increase to $2.2 bn in revenue
• Adjusted OIBDA margin increased q-o-q to
47.2% confirming our ability to maintain
sustainable profitability
• Net income attributable to OJSC VimpelCom
amounted to $392 mln in 1Q10 as compared to
a net loss of $297 mln a year ago

© VimpelCom Ltd 2010
8
Russia: Consolidated Financial Highlights
Revenue, RUR bn
Adjusted OIBDA (RUR bn) and Adjusted OIBDA Margin
56.3 58.8 57.4
45.5
48.9
47.9
9.9
10.8
9.5
1Q09 4Q09 1Q10
Mobile Fixed
27.2 27.7 27.1
24.4
24.9
23.6
48.4%
47.1%
47.3%
1Q09 4Q09 1Q10
35.0%
40.0%
45.0%
50.0%
55.0%
60.0%
65.0%
70.0%
75.0%
80.0%
Mobile Fixed OIBDA Margin
• Total revenue in Russia were up 1.9% y-o-y
• Mobile revenue increased 5.2% y-o-y
• Growth driven by an increase in subscriptions
coupled with stable pricing and demand for VAS
and data transmission
• Consolidated adjusted OIBDA margin in Russia
was healthy 47.3% despite higher marketing
and sales expenses

© VimpelCom Ltd 2010
9
Russia: Operating Highlights
Mobile subscriptions, mln
Broadband subscriptions, ‘000
ARPU(RUR) and MOU (min)
+3.9%
49.4
50.9
51.3
1Q 09 4Q 09 1Q 10
307
317
308
204
218
203
1Q 09 4Q 09 1Q 10
150
300
ARPU (RUR) MOU (min)
2,111
2,335
1,498
848
1,073
1,167
650
1,038
1,168
1Q 09 4Q 09 1Q 10
BB fixed subscriptions BB mobile subscriptions
• Number of mobile subscriptions in Russia
increased to 51.3 mln supported by sales of
USB modems
• Both ARPU and MOU remained stable y-o-y and
declined q-o-q reflecting a normal seasonality
pattern
• Total number of broadband subscriptions
reached 2.3 mln increasing 55.9% y-oy

© VimpelCom Ltd 2010
10
Russia: Fixed-line segment
Revenue
Business Segment, RUR bn
Wholesale Segment, RUR bn
Residential Segment, RUR bn
9.5
9.9
10.8
317
336
317
0.0
2.0
4.0
6.0
8.0
10.0
12.0
1Q 09 4Q 09 1Q 10
0
10
20
30
40
50
60
70
80
90
100
110
120
130
140
150
160
170
180
190
200
210
220
230
240
250
260
270
280
290
300
310
320
330
340
350
360
370
380
390
400
410
420
430
440
450
460
470
480
490
500
RUR bn USD mln
5.8
4.8
4.5
1Q 09 4Q 09 1Q 10
3.6 3.5
3.4
1Q 09 4Q 09 1Q 10
1.4
1.6 1.6
1Q 09 4Q 09 1Q 10

© VimpelCom Ltd 2010
11
333
342
340
1Q09 4Q09 1Q10
CIS
*
: Financial Highlights
Revenue, USD mln
Adjusted OIBDA (USD mln) and Adjusted OIBDA Margin
+2.2%
• Revenue increased y-o-y reaching $340 mln
showing signs of a recovery
• Adjusted OIBDA stayed stable in mid-40s
150
155
152
44.8%
45.3%
45.0%
0.00
20.00
40.00
60.00
80.00
100.00
120.00
140.00
160.00
180.00
1Q09 4Q09 1Q10
30.0%
35.0%
40.0%
45.0%
50.0%
55.0%
60.0%
65.0%
70.0%
* This segment includes our operations in Kazakhstan, Uzbekistan, Armenia, Kirgizstan, Tajikistan, Georgia as well as OJSC VimpelCom’s operations in
Ukraine. Although Georgia is no longer a member of the CIS, we include Georgia in our CIS reporting segment. Starting from the next quarter we intend to include OJSC VimpelCom’s operation in Ukraine in a separate reporting segment together with Kyivstar.

© VimpelCom Ltd 2010
12
South-East Asia: Planned Growth
Vietnam
Cambodia
• Brand awareness of 67%
• Market share estimated at around 2% with 1.6 mln
subscriptions
• Operations in 51 provinces out of 63 with 57%
population coverage
• Within 1 year of operations Sotelco became number
4th in the market share by subscriptions
• Active customer base increased by 34% q-o-q to
0.5 mln
• Services are available in the 18 largest provinces
with 70% population coverage

© VimpelCom Ltd 2010
13
Kyivstar: Financial Highlights
Revenue, UAH mln
Adjusted OIBDA (UAH mln) and Adjusted OIBDA Margin
566
674
493
1Q09 4Q09 1Q10
Interconnect Revenue
1,456
1,549
1,307
50.8%
53.6% 53.9%
1Q 09 4Q 09 1Q 10
30.00%
35.00%
40.00%
45.00%
50.00%
55.00%
60.00%
65.00%
70.00%
75.00%
80.00%
OIBDA OIBDA Margin
• Q-o-q dynamics reflect seasonality
• Gradual shift to the “Zero on-net” pricing model
helped to stabilize market share
• Reduction of the interconnect rates effective
from the beginning of the year contributed to
the decrease in revenues
• Despite one off charges and lower revenues
Kyivstar retains sustainable OIBDA margin
above 50%
2,703
2,890
2,573

© VimpelCom Ltd 2010
14
Kyivstar: Operating Highlights
Subscriptions, mln
ARPU(UAH) and MOU (min)
22.7
22.0
21.9
1Q 09 4Q 09 1Q 10
• ARPU remained stable reflecting high quality of
our customers
• Increase in usage in line with the new pricing
model
• More than 90% of traffic is on-net
• Introduction of “Zero on-net” pricing model in
2H09 under DJuice brand contributed to reduced
churn and stabilized subscription market share
39.1
43.5
38.5
425
396

1Q 09 4Q 09 1Q 10
ARPU (UAH) MOU (min)

© VimpelCom Ltd 2010
15
Summary
•
Transformational deal created a new platform for further
development of our business
•
Solid quarterly operational performance with sustainable
margins and cash flows
•
Focus on market share retention and returns
•
Growth to return on the back of further macroeconomic
recovery

© VimpelCom Ltd 2010 16 APPENDICES

Ukraine
Georgia
Armenia
Russia
Kazakhstan
Kyrgyzstan
Uzbekistan
Tajikistan
Vietnam
Cambodia
GSM & 3G licenses
GSM license only
No VIP license
VimpelCom

Map of Operations
*GDP(PPP), $ per capita
Population: 45.3 mln.
URS acquired: Nov ’05
Kyivstar:          Apr ‘10
Penetration: 112%
GDP* 6,400
Population: 7.0 mln.
Acquired: Jan. 2006
Penetration: 62%
GDP* 1,800
Population: 3.0 mln.
Acquired: Nov. 2006
Penetration: 88%
GDP* 5,900
Population: 28.4 mln.
Acquired: Jan. 2006
Penetration: 58%
GDP* 2,800
Population: 4.3 mln.
Acquired: Jul. 2006
Penetration: 90%
GDP* 4,500
Population: 15.7 mln.
Acquired: Sept. 2004
Penetration: 106%
GDP* 11,400
Population: 89.7 mln.
JVA signed: Jul. 2008
Penetration: 119%
GDP* 2,900
Population: 15.0 mln.
Acquired : Jul. 2008
Penetration: 37%
GDP* 1,900
Population: 140.7 mln.
Penetration: 144%
GDP*: 15,200
Population: 5.3 mln.
Consolidated: Jan ‘10
Penetration: 74%
GDP* 2,100
© VimpelCom Ltd 2010
17

Source: National Banks of the CIS countries,
Company calculations
FOREX Development
29.36 29.89 30.24 29.47 30.09 31.33 31.29 32.21 33.90 RUR
1.75 1.72 1.69 1.68 1.68 1.68 1.66 1.66 1.67 GEL
384.26
7.99
147.68
Average
Rate
1Q10
372.66
7.82
150.75
Average
Rate
3Q09
360.06
7.63
150.41
Closing
Rate
370.46
7.66
150.47
Average
Rate
369.85
7.70
151. 08
Opening
rate
2Q09
377.89
7.99
148.36
Closing
Rate
384.40
7.99
149.77
Average
Rate
4Q09
384.28
8.01
150.95
Closing
Rate
Currency
Closing
Rate
400.50 AMD
7.93 UAH
147.11 KZT
© VimpelCom Ltd 2010
18

OJSC VIP-Group

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenues	1,488	1,717	1,956	2,010	2,108	2,611	2,843	2,555	1,973	2,146	2,276	2,309	2,231
Gross margin	1,221	1,403	1,590	1,643	1,675	2,012	2,149	1,917	1,504	1,673	1,760	1,776	1,703
Gross margin, %	82.1%	81.7%	81.3%	81.7%	79.5%	77.1%	75.6%	75.0%	76.2%	78.0%	77.3%	76.9%	76.3%
Adjusted OIBDA	766	897	1,015	918	1,126	1,223	1,388	1,124	949	1,088	1,148	1,088	1,052
Adjusted OIBDA, %	51.5%	52.2%	51.9%	45.7%	53.4%	46.8%	48.8%	44.0%	48.1%	50.7%	50.4%	47.1%	47.2%
SG&A	439	494	557	716	528	774	749	787	538	573	599	680	632
including Sales & Marketing Expenses	136	167	186	219	187	215	242	285	156	168	184	218	191
including advertising	52	67	66	92	69	89	86	101	26	37	38	57	30
including General & Administrative Costs	303	327	371	497	341	559	507	502	382	405	415	462	441
SG&A, %	29.5%	28.8%	28.5%	35.6%	25.0%	29.6%	26.3%	30.8%	27.3%	26.7%	26.3%	29.4%	28.3%
Net Income attributable to OJSC VimpelCom	277	359	458	368	601	470	269	-816	-297	701	434	283	392
Capital Expenditures	303.5	334.8	338.8	795.8	358.5	664.0	692.9	855.5	113.0	155.3	123.2	422.7	179.3

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenues	1,454	1,682	1,918	1,974	1,943	2,176	2,396	2,141	1,617	1,802	1,926	1,942	1,888
including Mobile Interconnect	209	241	270	303	299	322	349	320	236	259	271	289	279
Adjusted OIBDA	750	878	996	896	1,077	1,114	1,260	1,027	822	966	1,026	970	941
Adjusted OIBDA, %	51.6%	52.2%	51.9%	45.4%	55.4%	51.2%	52.6%	48.0%	50.8%	53.6%	53.3%	49.9%	49.8%
Subscriptions (‘000)	45,784	47,702	50,686	51,740	52,293	53,707	57,758	61,029	62,724	63,676	65,358	64,596	66,821

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenues	34.2	35.2	37.6	36.3	164.9	435.7	449.3	419.7	362.1	350.1	359.0	376.8	352.3
including business segment	0.0	0.0	0.0	0.0	74.4	227.1	235.0	218.2	184.6	177.2	173.4	180.9	166.8
including wholesale segment	0.0	0.0	0.0	0.0	40.4	124.9	133.5	118.7	106.9	101.8	106.8	122.2	116.3
including residential segment	34.2	35.2	37.6	36.3	50.1	83.7	80.8	82.8	70.6	71.1	78.8	73.7	69.2
Adjusted OIBDA	16.2	18.5	19.5	22.8	49.9	109.8	129.8	100.2	131.2	128.8	124.3	119.2	112.2
Adjusted OIBDA, %	47.4%	52.6%	51.9%	62.8%	30.3%	25.2%	28.9%	23.9%	36.2%	36.8%	34.6%	31.6%	31.8%
Broadband subscriptions (‘000)	0	0	0	0	542	617	785	1,221	1,560	1,739	1,930	2,257	2,513

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Adjusted OIBDA	766	897	1,015	918	1,126	1,223	1,388	1,124	949	1,088	1,148	1,088	1,052
Depreciation	(269)	(285)	(286)	(331)	(357)	(385)	(400)	(379)	(309)	(326)	(366)	(393)	(352)
Amortization	(53)	(54)	(55)	(56)	(67)	(101)	(98)	(94)	(73)	(70)	(71)	(87)	(67)
Impairment loss	0	0	0	0	0	0	0	(443)	0	0	0	0	0
Operating income	444	558	674	531	702	737	890	208	567	692	711	608	633
Interest income	5	8	9	12	15	25	18	14	15	19	8	10	12
Net foreign exchange gain/(loss)	17	8	26	22	185	26	(341)	(1,012)	(746)	323	25	(14)	105
Interest expense	(46)	(48)	(51)	(50)	(79)	(121)	(142)	(154)	(137)	(141)	(157)	(164)	(142)
Equity in net gain/(loss) of associates	0	0	0	0	0	0	2	(63)	(35)	5	5	(10)	(4)
Other (expense)/income, net	(11)	(8)	(9)	31	(9)	(3)	(7)	1	(6)	1	(4)	(24)	(48)
Income tax expense	(120)	(144)	(171)	(159)	(196)	(179)	(139)	209	34	(191)	(152)	(125)	(153)
Net income/(loss)	289	374	478	387	618	485	281	(797)	(308)	708	436	281	403

Adjusted OIBDA margin as a percentage of net operating revenue	51.5%	52.2%	51.9%	45.7%	53.4%	46.8%	48.8%	44.0%	48.1%	50.7%	50.4%	47.1%	47.2%
Depreciation	(18.1%)	(16.6%)	(14.6%)	(16.5%)	(16.9%)	(14.7%)	(14.1%)	(14.9%)	(15.7%)	(15.2%)	(16.1%)	(17.0%)	(15.8%)
Amortization	(3.6%)	(3.1%)	(2.8%)	(2.8%)	(3.2%)	(3.9%)	(3.4%)	(3.7%)	(3.7%)	(3.3%)	(3.1%)	(3.8%)	(3.0%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	(17.3%)	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	29.8%	32.5%	34.5%	26.4%	33.3%	28.2%	31.3%	8.1%	28.7%	32.2%	31.2%	26.3%	28.4%
Interest income	0.3%	0.5%	0.5%	0.6%	0.7%	1.0%	0.6%	0.5%	0.8%	0.9%	0.4%	0.4%	0.5%
Net foreign exchange gain/(loss)	1.1%	0.5%	1.3%	1.1%	8.8%	1.0%	(12.0%)	(39.6%)	(37.8%)	15.1%	1.1%	(0.6%)	4.7%
Interest expense	(3.1%)	(2.8%)	(2.6%)	(2.5%)	(3.7%)	(4.6%)	(5.0%)	(6.0%)	(6.9%)	(6.6%)	(6.9%)	(7.1%)	(6.4%)
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	(2.5%)	(1.8%)	0.2%	0.2%	(0.4%)	(0.2%)
Other (expense)/income, net	(0.6%)	(0.5%)	(0.6%)	1.6%	(0.5%)	(0.1%)	(0.2%)	0.1%	(0.3%)	0.1%	(0.1%)	(1.0%)	(2.0%)
Income tax expense	(8.1%)	(8.4%)	(8.7%)	(7.9%)	(9.3%)	(6.9%)	(4.9%)	8.2%	1.7%	(8.9%)	(6.7%)	(5.4%)	(6.9%)
Net income/(loss)	19.4%	21.8%	24.4%	19.3%	29.3%	18.6%	9.9%	(31.2%)	(15.6%)	33.0%	19.2%	12.2%	18.1%

Russia

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenues	1,279	1,460	1,653	1,702	1,797	2,239	2,426	2,157	1,661	1,838	1,953	1,996	1,919
Gross margin	1,065	1,209	1,363	1,410	1,445	1,730	1,852	1,619	1,260	1,431	1,499	1,526	1,451
Gross margin, %	83.3%	82.8%	82.5%	82.8%	80.4%	77.3%	76.3%	75.1%	75.9%	77.9%	76.8%	76.5%	75.6%
Adjusted OIBDA	676	780	871	773	993	1,060	1,215	948	803	942	988	941	907
Adjusted OIBDA, %	52.9%	53.4%	52.7%	45.4%	55.3%	47.3%	50.1%	43.9%	48.3%	51.3%	50.6%	47.1%	47.3%
SG&A	375	419	477	633	433	657	627	667	441	479	500	578	529
including Sales & Marketing Expenses	114	141	159	186	158	181	203	246	132	147	158	191	166
including advertising	42	56	56	79	56	74	72	86	19	31	30	48	23
including General & Administrative Costs	261	278	318	447	276	476	424	421	309	332	342	387	363
SG&A, %	29.3%	28.7%	28.9%	37.2%	24.1%	29.3%	25.8%	30.9%	26.6%	26.1%	25.6%	29.0%	27.6%
Net Income attributable to OJSC VimpelCom	280	356	423	364	616	449	259	-445	-244	677	442	313	386
Capital Expenditures	199.6	189.0	216.9	467.2	207.1	423.7	504.1	641.5	90.5	106.8	90.3	331.5	123.9

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenues	1,279	1,460	1,653	1,702	1,675	1,862	2,034	1,791	1,344	1,531	1,636	1,660	1,602
including Mobile Interconnect	171	203	224	253	252	269	285	257	190	212	220	238	228
Adjusted OIBDA	676	780	871	773	964	976	1,110	873	695	836	887	843	816
Adjusted OIBDA, %	52.9%	53.4%	52.7%	45.4%	57.6%	52.4%	54.6%	48.7%	51.7%	54.6%	54.2%	50.8%	50.9%
Subscriptions (‘000)	38,631	40,140	41,802	42,221	42,079	42,485	45,093	47,677	49,351	49,971	51,028	50,886	51,254
ARPU, US$	10.9	12.3	13.4	13.5	13.2	14.7	15.2	12.5	9.1	10.1	10.6	10.8	10.3
MOU, min	160.9	192.6	208.9	204.1	198.7	220.3	228.5	227.8	203.0	211.8	213.6	217.7	203.9
Churn 3 months active base (quarterly), %	n/a	7.5%	8.1%	9.1%	9.2%	8.7%	7.7%	9.0%	8.4%	10.5%	10.9%	12.9%	10.6%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenues	0	0	0	0	122	377	392	366	317	307	317	336	317
including business segment	0	0	0	0	68	207	213	200	171	164	160	162	150
including wholesale segment	0	0	0	0	40	124	133	118	105	99	112	121	114
including residential segment	0	0	0	0	14	47	46	48	41	44	45	53	53
Adjusted OIBDA	0	0	0	0	29	84	105	75	108	106	101	98	91
Adjusted OIBDA, %	0	0	0	0	23.8%	22.3%	26.8%	20.5%	34.1%	34.5%	31.9%	29.2%	28.7%
Broadband subscriptions (‘000)	0	0	0	0	530	604	764	1,182	1,498	1,659	1,833	2,111	2,335
Broadband services ARPU, blended, US$	0	0	0	0	17.6	16.9	15.4	13.7	11.0	10.2	10.6	11.9	12.0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Adjusted OIBDA	676	780	871	773	993	1,060	1,215	948	803	942	988	941	907
Depreciation	(232)	(240)	(250)	(268)	(288)	(310)	(331)	(293)	(242)	(263)	(287)	(304)	(280)
Amortization	(29)	(29)	(29)	(31)	(35)	(61)	(54)	(52)	(39)	(39)	(40)	(47)	(41)
Impairment loss	0	0	0	0	0	0	0	(315)	0	0	0	0	0
Operating income	415	511	592	474	670	689	830	288	522	640	661	590	586
Interest income	9	13	15	18	21	33	28	27	27	32	22	25	27
Net foreign exchange gain/(loss)	7	4	26	17	183	5	(345)	(752)	(695)	321	53	(14)	106
Interest expense	(40)	(42)	(45)	(41)	(73)	(118)	(139)	(150)	(136)	(141)	(156)	(162)	(143)
Equity in net gain/(loss) of associates	0	0	0	0	0	0	2	0	1	1	1	1	0
Other (expense)/income, net	(6)	(6)	(11)	27	0	0	(3)	0	2	1	1	(22)	(47)
Income tax expense	(104)	(124)	(154)	(132)	(182)	(162)	(113)	142	34	(176)	(141)	(106)	(144)
Net income/(loss)	281	356	423	363	619	447	260	(445)	(245)	678	441	312	385

Adjusted OIBDA margin as a percentage of net operating revenue	52.9%	53.4%	52.7%	45.4%	55.3%	47.3%	50.1%	43.9%	48.3%	51.3%	50.6%	47.1%	47.3%
Depreciation	(18.2%)	(16.4%)	(15.1%)	(15.8%)	(16.1%)	(13.8%)	(13.7%)	(13.5%)	(14.6%)	(14.4%)	(14.8%)	(15.1%)	(14.7%)
Amortization	(2.3%)	(2.0%)	(1.8%)	(1.8%)	(1.9%)	(2.7%)	(2.2%)	(2.4%)	(2.3%)	(2.1%)	(2.0%)	(2.4%)	(2.1%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	(14.6%)	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	32.4%	35.0%	35.8%	27.8%	37.3%	30.8%	34.2%	13.4%	31.4%	34.8%	33.8%	29.6%	30.5%
Interest income	0.7%	0.9%	0.9%	1.1%	1.2%	1.5%	1.2%	1.3%	1.6%	1.7%	1.1%	1.3%	1.4%
Net foreign exchange gain/(loss)	0.5%	0.3%	1.6%	1.0%	10.2%	0.2%	(14.2%)	(34.9%)	(41.8%)	17.5%	2.7%	(0.7%)	5.5%
Interest expense	(3.1%)	(2.9%)	(2.7%)	(2.4%)	(4.1%)	(5.3%)	(5.7%)	(7.0%)	(8.2%)	(7.7%)	(8.0%)	(8.1%)	(7.5%)
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%	0.1%	0.1%	0.1%	0.1%	0.0%
Other (expense)/income, net	(0.4%)	(0.4%)	(0.7%)	1.6%	(0.1%)	0.0%	(0.2%)	0.0%	0.1%	0.1%	0.1%	(1.3%)	(2.3%)
Income tax expense	(8.1%)	(8.5%)	(9.3%)	(7.8%)	(10.1%)	(7.2%)	(4.7%)	6.6%	2.0%	(9.6%)	(7.2%)	(5.3%)	(7.5%)
Net income/(loss)	22.0%	24.4%	25.6%	21.3%	34.4%	20.0%	10.7%	(20.6%)	(14.8%)	36.9%	22.6%	15.6%	20.1%

CIS

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenues	210.9	260.1	305.7	314.4	316.9	388.1	439.8	419.6	332.6	331.1	353.6	341.6	339.8
Gross margin	156.8	194.7	226.2	232.9	230.8	282.0	298.0	298.1	244.8	243.5	262.1	249.4	250.7
Gross margin, %	74.3%	74.9%	74.0%	74.1%	72.8%	72.7%	67.8%	71.0%	73.6%	73.5%	74.1%	73.0%	73.8%
Adjusted OIBDA	90.0	116.9	144.0	145.2	134.3	164.4	174.7	179.3	149.7	152.4	169.8	154.7	152.4
Adjusted OIBDA, %	42.7%	44.9%	47.1%	46.2%	42.3%	42.4%	39.7%	42.7%	45.0%	46.0%	48.0%	45.3%	44.8%
SG&A	65.1	76.4	79.4	83.9	94.3	115.4	121.4	116.9	92.5	88.3	91.0	94.1	94.7
including Sales & Marketing Expenses	22.3	26.0	27.3	33.1	29.0	33.9	39.1	39.5	22.7	19.6	24.6	24.9	21.5
including advertising	9.2	10.7	10.5	13.0	13.4	15.4	14.5	15.3	6.6	5.2	6.9	8.3	5.9
including General & Administrative Costs	42.8	50.4	52.1	50.8	65.3	81.5	82.3	77.4	69.8	68.7	66.4	69.2	73.2
SG&A, %	30.9%	29.4%	26.0%	26.7%	29.8%	29.7%	27.6%	27.9%	27.8%	26.7%	25.7%	27.5%	27.9%
Net Income attributable to OJSC VimpelCom	-3.1	3.7	35.6	4.6	-14.3	22.3	13.3	-278.5	-11.0	26.1	2.7	-7.6	22.0
Capital Expenditures	103.9	145.8	121.9	328.6	146.0	238.9	186.8	203.5	9.5	24.6	24.5	68.1	38.3

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenues	176.7	224.9	268.1	278.1	270.7	318.3	369.1	352.7	274.3	273.8	292.3	282.8	283.8
including Mobile Interconnect	28.4	37.7	45.3	50.4	46.9	52.6	64.2	62.4	45.6	46.9	51.6	50.7	51.8
Adjusted OIBDA	73.8	98.4	124.5	122.4	113.6	138.2	149.4	153.9	126.6	129.8	146.3	133.1	131.1
Adjusted OIBDA, %	41.8%	43.8%	46.4%	44.0%	42.0%	43.4%	40.5%	43.6%	46.2%	47.4%	50.1%	47.1%	46.2%
Subscriptions (‘000)	7,153	7,562	8,884	9,519	10,214	11,222	12,665	13,352	13,373	13,626	14,235	13,342	15,076

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenues	34.2	35.2	37.6	36.3	46.2	69.8	70.7	66.9	58.3	57.3	61.3	58.8	56.0
including business segment	0	0	0	0	6.5	20.1	22.1	18.0	14.0	13.4	13.4	19.0	16.9
including wholesale segment	0	0	0	0	3	9.9	9.6	10.3	10.8	12.1	14.4	19.3	23.3
including residential segment	34.2	35.2	37.6	36.3	36.7	39.8	39.1	38.6	33.5	31.8	33.5	20.5	15.8
Adjusted OIBDA	16.2	18.5	19.5	22.8	20.7	26.2	25.3	25.4	23.1	22.6	23.5	21.6	21.3
Adjusted OIBDA, %	47.4%	52.6%	51.9%	62.8%	44.8%	37.5%	35.8%	38.0%	39.6%	39.4%	38.3%	36.7%	38.0%
Broadband subscriptions (‘000)	0	0	0	0	12	13	22	39	62	80	97	146	178

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Adjusted OIBDA	90.0	116.9	144.0	145.2	134.3	164.4	174.7	179.3	149.7	152.4	169.8	154.7	152.4
Depreciation	(36.5)	(44.9)	(35.7)	(62.8)	(69.7)	(75.3)	(67.6)	(85.2)	(66.4)	(61.5)	(73.5)	(86.5)	(70.6)
Amortization	(24.8)	(25.4)	(26.2)	(25.5)	(32.3)	(39.3)	(44.7)	(42.7)	(33.4)	(31.0)	(30.7)	(39.7)	(24.9)
Impairment loss	—	—	—	—	—	—	—	(90.1)	—	—	—	—	—
Operating income	28.7	46.6	82.1	56.9	32.3	49.8	62.4	(38.7)	49.9	59.9	65.6	28.5	56.9
Interest income	0.1	0.2	0.8	—	0.5	0.8	0.7	1.1	1.4	1.8	2.3	2.7	3.3
Net foreign exchange gain/(loss)	9.8	4.5	0.2	4.7	1.6	21.4	4.7	(258.7)	(49.7)	1.2	(28.4)	—	(1.3)
Interest expense	(9.5)	(10.9)	(12.9)	(15.2)	(13.6)	(12.3)	(13.4)	(17.1)	(14.1)	(13.8)	(15.3)	(17.2)	(14.8)
Equity in net gain/(loss) of associates	—	—	—	(0.2)	—	—	—	0.1	—	(0.5)	—	0.9	(0.2)
Other (expense)/income, net	(5.4)	(2.5)	2.0	3.5	(8.0)	(3.2)	(3.7)	(2.9)	(5.8)	(0.5)	(5.1)	(2.7)	(1.0)
Income tax expense	(15.5)	(19.2)	(17.2)	(27.2)	(12.7)	(16.8)	(25.2)	61.1	(0.4)	(15.3)	(11.4)	(19.2)	(8.6)
Net income/(loss)	8.2	18.7	55.0	22.5	0.1	39.7	25.5	-255.1	-18.7	32.8	7.7	-7.0	34.3

Adjusted OIBDA margin as a percentage of net operating revenue	42.7%	44.9%	47.1%	46.2%	42.3%	42.4%	39.7%	42.7%	45.0%	46.0%	48.0%	45.3%	44.8%
Depreciation	(17.3%)	(17.2%)	(11.6%)	(20.0%)	(21.9%)	(19.5%)	(15.3%)	(20.2%)	(20.0%)	(18.5%)	(20.7%)	(25.4%)	(20.8%)
Amortization	(11.8%)	(9.8%)	(8.6%)	(8.1%)	(10.2%)	(10.1%)	(10.2%)	(10.2%)	(10.0%)	(9.4%)	(8.7%)	(11.6%)	(7.3%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	(21.5%)	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	13.6%	17.9%	26.9%	18.1%	10.2%	12.8%	14.2%	-9.2%	15.0%	18.1%	18.6%	8.3%	16.7%
Interest income	0.0%	0.1%	0.3%	0.0%	0.2%	0.2%	0.2%	0.3%	0.4%	0.5%	0.7%	0.8%	1.0%
Net foreign exchange gain/(loss)	4.6%	1.7%	0.1%	1.5%	0.5%	5.5%	1.1%	-61.7%	-14.9%	0.4%	-8.0%	0.0%	-0.4%
Interest expense	-4.5%	-4.2%	-4.2%	-4.8%	-4.3%	-3.2%	-3.0%	-4.1%	-4.2%	-4.2%	-4.3%	-5.0%	-4.4%
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	-0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.2%	0.0%	0.3%	-0.1%
Other (expense)/income, net	-2.5%	-0.9%	0.5%	1.1%	-2.6%	-0.8%	-1.0%	-0.7%	-1.8%	-0.1%	-1.6%	-0.8%	-0.2%
Income tax expense	-7.3%	-7.4%	-5.6%	-8.7%	-4.0%	-4.3%	-5.7%	14.6%	-0.1%	-4.6%	-3.2%	-5.6%	-2.5%
Net income/(loss)	3.9%	7.2%	18.0%	7.2%	0.0%	10.2%	5.8%	-60.8%	-5.6%	9.9%	2.2%	-2.0%	10.1%

Kazakhstan

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenues	119.4	149.3	167.1	174.6	162.8	185.3	198.6	196.9	153.9	157.1	171.9	170.4	159.5
Gross margin	88.2	112.0	122.1	128.4	118.9	140.8	152.6	148.8	116.7	120.3	136.0	133.0	123.2
Gross margin, %	73.9%	75.0%	73.1%	73.5%	73.0%	76.0%	76.8%	75.6%	75.8%	76.6%	79.1%	78.1%	77.2%
Adjusted OIBDA	62.0	80.3	88.1	92.2	82.0	96.4	106.1	97.7	78.7	85.2	101.7	93.9	88.5
Adjusted OIBDA, %	51.9%	53.8%	52.7%	52.8%	50.4%	52.0%	53.4%	49.6%	51.1%	54.2%	59.2%	55.1%	55.5%
SG&A	25.4	31.7	32.7	33.8	34.8	43.5	45.9	50.4	37.4	34.5	34.4	39.3	35.0
including Sales & Marketing Expenses	11.0	14.2	13.8	17.1	12.9	15.1	17.6	22.7	11.9	8.8	10.4	12.7	9.4
including advertising	3.7	4.5	5.0	5.5	4.7	5.8	5.5	8.8	3.0	1.2	1.9	3.8	2.4
including General & Administrative Costs	14.4	17.5	18.9	16.7	21.9	28.4	28.3	27.7	25.5	25.7	24.0	26.6	25.6
SG&A, %	21.3%	21.2%	19.6%	19.4%	21.4%	23.5%	23.1%	25.6%	24.3%	22.0%	20.0%	23.1%	21.9%
Net Income attributable to OJSC VimpelCom	13.1	16.4	21.7	19.8	14.1	19.5	29.9	76.4	-12.5	30.0	40.8	25.8	36.0
Capital Expenditures	31.2	45.8	40.5	96.4	42.6	55.4	77.1	79.7	3.3	11.0	10.0	19.5	5.9

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenues	119.4	149.3	167.1	174.6	162.0	182.5	195.9	193.7	151.6	154.8	169.3	167.7	156.3
including Mobile Interconnect	20.5	26.5	28.5	33.0	28.4	30.9	32.2	31.4	23.4	23.4	25.4	25.0	23.4
Adjusted OIBDA	62.0	80.3	88.1	92.2	82.0	96.3	106.2	97.7	78.7	85.6	101.7	93.9	88.1
Adjusted OIBDA, %	51.9%	53.8%	52.7%	52.8%	50.6%	52.8%	54.2%	50.4%	51.9%	55.3%	60.1%	56.0%	56.4%
Subscriptions (‘000)	3,501	3,858	4,343	4,604	4,777	5,098	5,614	6,270	6,377	6,635	6,835	6,135	6,062
ARPU, US$	12.2	13.6	13.6	13.0	11.6	12.3	12.1	10.8	7.8	7.9	8.2	8.5	8.4
MOU, min	72.3	88.8	112.7	98.9	99.1	109.7	108.1	100.5	81.1	90.7	98.1	102.3	102.2
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	9.8%	9.5%	7.6%	7.4%	7.3%	9.2%	5.7%	9.3%	22.2%	11.4%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenues	0	0	0	0	0.8	2.8	2.7	3.2	2.3	2.3	2.6	2.7	3.2
including business segment	0	0	0	0	0.3	1.0	0.8	1.0	0.7	0.8	0.5	0.5	0.6
including wholesale segment	0	0	0	0	0.5	1.8	1.9	2.2	1.5	1.4	2.0	2.1	2.4
including residential segment	0	0	0	0	0.001	0.003	0.003	0.05	0.1	0.1	0.1	0.1	0.2
Adjusted OIBDA	0	0	0	0	0.0	0.1	-0.1	0.0	0.0	-0.4	0.0	0.0	0.4
Adjusted OIBDA, %	0	0	0	0	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	12.5%
Broadband subscriptions (‘000)								0.2	0.2	0.3	0.3	1.3	2.7

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Adjusted OIBDA	62.0	80.3	88.1	92.2	82.0	96.4	106.1	97.7	78.7	85.2	101.7	93.9	88.5
Depreciation	(15.9)	(17.5)	(14.9)	(20.2)	(21.6)	(25.7)	(24.0)	(28.7)	(23.9)	(21.6)	(24.9)	(27.4)	(18.5)
Amortization	(9.2)	(9.5)	(9.1)	(9.7)	(9.7)	(11.1)	(15.9)	(16.0)	(14.1)	(12.8)	(12.7)	(13.0)	(13.3)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	36.9	53.3	64.1	62.3	50.7	59.6	66.2	53.0	40.7	50.8	64.1	53.5	56.7
Interest income	—	—	0.6	(0.4)	0.2	0.3	0.2	0.3	0.3	0.4	1.1	0.6	0.3
Net foreign exchange gain/(loss)	10.5	2.4	1.6	1.0	(1.9)	(0.1)	2.5	(1.9)	(51.7)	1.9	(0.8)	0.3	0.4
Interest expense	(4.3)	(4.1)	(4.9)	(5.1)	(3.4)	(3.2)	(3.0)	(3.1)	(1.5)	(1.6)	(0.9)	(2.9)	(0.1)
Equity in net gain/(loss) of associates	—	—	—	(0.2)	—	—	—	0.1	—	(0.5)	—	0.9	(0.2)
Other (expense)/income, net	(4.1)	(1.4)	2.0	5.3	(4.0)	(0.5)	(4.4)	0.3	(5.2)	(0.3)	(0.8)	(1.5)	(0.4)
Income tax expense	(12.8)	(17.3)	(19.9)	(23.8)	(13.5)	(18.7)	(20.6)	52.8	0.6	(10.8)	(13.1)	(18.6)	(8.7)
Net income/(loss)	26.2	32.9	43.5	39.1	28.1	37.4	40.9	101.5	(16.8)	39.9	49.6	32.3	48.0

Adjusted OIBDA margin as a percentage of net operating revenue	51.9%	53.8%	52.7%	52.8%	50.4%	52.0%	53.4%	49.6%	51.1%	54.2%	59.2%	55.1%	55.5%
Depreciation	(13.3%)	(11.7%)	(8.9%)	(11.5%)	(13.3%)	(13.8%)	(12.1%)	(14.6%)	(15.5%)	(13.8%)	(14.5%)	(16.1%)	(11.7%)
Amortization	(7.7%)	(6.4%)	(5.4%)	(5.6%)	(6.0%)	(6.0%)	(8.0%)	(8.1%)	(9.2%)	(8.1%)	(7.4%)	(7.6%)	(8.3%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	30.9%	35.7%	38.4%	35.7%	31.1%	32.2%	33.3%	26.9%	26.4%	32.3%	37.3%	31.4%	35.5%
Interest income	0.0%	0.0%	0.4%	(0.2%)	0.1%	0.2%	0.1%	0.2%	0.2%	0.3%	0.6%	0.4%	0.2%
Net foreign exchange gain/(loss)	8.8%	1.6%	1.0%	0.6%	(1.2%)	(0.1%)	1.3%	(1.0%)	(33.6%)	1.2%	(0.5%)	0.2%	0.3%
Interest expense	(3.6%)	(2.7%)	(2.9%)	(2.9%)	(2.1%)	(1.7%)	(1.5%)	(1.6%)	(1.0%)	(1.0%)	(0.5%)	(1.7%)	(0.1%)
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	(0.1%)	0.0%	0.0%	0.0%	0.1%	0.0%	(0.3%)	0.0%	0.5%	(0.1%)
Other (expense)/income, net	(3.5%)	(1.0%)	1.0%	2.9%	(2.3%)	(0.3%)	(2.2%)	0.1%	(3.3%)	(0.2%)	(0.4%)	(0.9%)	(0.2%)
Income tax expense	(10.7%)	(11.6%)	(11.9%)	(13.6%)	(8.3%)	(10.1%)	(10.4%)	26.8%	0.4%	(6.9%)	(7.6%)	(10.9%)	(5.5%)
Net income/(loss)	21.9%	22.0%	26.0%	22.4%	17.3%	20.2%	20.6%	51.5%	(10.9%)	25.4%	28.9%	19.0%	30.1%

Ukraine (URS+GT)

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenues	16.3	23.8	37.0	34.5	44.8	71.2	94.2	70.5	47.4	51.1	56.6	48.1	44.9
Gross margin	9.5	13.5	23.3	20.9	26.7	39.5	31.6	33.9	26.6	30.1	33.4	26.5	28.5
Gross margin, %	58.3%	56.7%	63.0%	60.6%	59.6%	55.5%	33.5%	48.1%	56.1%	58.9%	59.0%	55.1%	63.5%
Adjusted OIBDA	-6.5	-3.1	6.5	3.6	3.2	9.4	-1.6	11.6	6.3	10.0	12.1	7.6	10.1
Adjusted OIBDA, %	n/a	n/a	17.6%	10.4%	7.1%	13.2%	n/a	16.5%	13.3%	19.6%	21.4%	15.8%	22.5%
SG&A	16.0	16.5	16.5	17.5	23.4	30.0	32.7	21.6	19.5	19.5	20.7	18.7	18.3
including Sales & Marketing Expenses	5.8	5.5	5.3	5.2	6.7	7.9	8.7	4.7	3.5	3.8	5.1	3.5	3.3
including advertising	3.9	3.7	2.7	3.5	4.7	5.1	4.5	1.9	1.7	1.6	2.3	1.6	0.9
including General & Administrative Costs	10.2	11.0	11.2	12.3	16.7	22.1	24.0	16.9	16.0	15.7	15.6	15.2	15.0
SG&A, %	98.2%	69.3%	44.6%	50.7%	52.2%	42.1%	34.7%	30.6%	41.1%	38.2%	36.6%	38.9%	40.8%
Net Income attributable to OJSC VimpelCom	-18.4	-17.2	-6.4	-17.6	-19.7	-5.8	-36.7	-323.1	-14.4	-10.5	-38.2	-26.9	-7.8
Capital Expenditures	29.3	46.0	26.0	55.2	26.6	54.1	46.9	57.8	2.9	2.9	3.0	11.0	6.0

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenues	16.3	23.8	37.0	34.5	36.3	44.9	66.3	46.3	25.7	28.6	32.3	23.8	22.9
including Mobile Interconnect	5.4	7.6	10.9	10.9	11.5	12.6	18.0	13.6	8.2	8.0	8.0	6.6	5.5
Adjusted OIBDA	-6.5	-3.1	6.5	3.6	1.5	3.9	-6.3	6.6	1.2	3.8	6.4	2.2	3.5
Adjusted OIBDA, %	n/a	n/a	17.6%	10.4%	4.1%	8.7%	n/a	14.3%	4.7%	13.3%	19.8%	9.2%	15.3%
Subscriptions (‘000)	1,953	1,822	2,212	1,941	1,971	2,111	2,403	2,052	1,894	1,934	2,199	2,005	1,951
ARPU, US$	3.0	4.2	5.8	5.6	6.1	7.5	9.7	7.0	4.5	5.2	5.4	3.9	3.8
MOU, min	138.0	159.9	168.2	183.2	210.2	231.0	261.5	230.0	213.3	217.8	203.7	201.3	197.2
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	35.8%	20.1%	16.9%	15.9%	32.2%	21.9%	15.1%	14.4%	29.4%	18.5%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenues	0	0	0	0	8.5	26.3	27.9	24.2	21.7	22.5	24.3	24.3	22.0
including business segment	0	0	0	0	5.5	16.9	18.9	14.8	11.1	10.2	10.4	10.3	9.4
including wholesale segment	0	0	0	0	2.5	8.1	7.6	8.0	9.3	10.7	12.3	12.4	10.0
including residential segment	0	0	0	0	0.4	1.3	1.4	1.4	1.3	1.6	1.6	1.6	2.6
Adjusted OIBDA	0	0	0	0	1.7	5.5	4.7	5.0	5.1	6.2	5.7	5.4	6.6
Adjusted OIBDA, %	0	0	0	0	20.0%	20.9%	16.8%	20.7%	23.5%	27.6%	23.5%	22.2%	30.0%
Broadband subscriptions (‘000)	0	0	0	0	12.1	13.1	16.1	24.1	39.6	52.7	70.1	109.3	133.8

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Adjusted OIBDA	(6.5)	(3.1)	6.5	3.6	3.2	9.4	(1.6)	11.6	6.3	10.0	12.1	7.6	10.1
Depreciation	(3.2)	(4.3)	(4.5)	(13.0)	(11.2)	(15.0)	(18.0)	(14.9)	(10.7)	(11.9)	(14.1)	(13.7)	(10.6)
Amortization	(5.2)	(5.2)	(5.2)	(3.1)	(7.2)	(12.4)	(12.8)	(10.3)	(6.8)	(6.8)	(6.7)	(16.1)	(4.3)
Impairment loss	—	—	—	—	—	—	—	(90.1)	—	—	—	—	—
Operating income	(14.9)	(12.6)	(3.2)	(12.5)	(15.2)	(18.0)	(32.4)	(103.7)	(11.2)	(8.7)	(8.7)	(22.2)	(4.8)
Interest income	—	—	—	—	—	—	—	—	0.1	—	0.1	0.1	0.1
Net foreign exchange gain/(loss)	(0.2)	—	—	—	—	17.2	(1.3)	(230.8)	—	4.3	(25.9)	1.6	3.8
Interest expense	(3.4)	(4.7)	(4.9)	(5.2)	(5.0)	(4.8)	(5.4)	(7.0)	(4.7)	(5.2)	(6.3)	(6.2)	(6.7)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	—	(0.2)	(0.2)	(0.7)	(1.0)	(0.7)	(0.3)	2.1	—	(1.0)	(1.7)	(0.6)	—
Income tax expense	0.1	0.3	1.9	0.8	1.6	0.9	4.0	14.4	1.2	(0.6)	4.1	(2.3)	(0.2)
Net income/(loss)	(18.4)	(17.2)	(6.4)	(17.6)	(19.6)	(5.4)	(35.4)	(325.0)	(14.6)	(11.2)	(38.4)	(29.6)	(7.8)
Adjusted OIBDA margin as a percentage of net operating revenue	n/a	n/a	17.6%	10.4%	7.1%	13.2%	n/a	16.5%	13.3%	19.6%	21.4%	15.8%	22.5%
Depreciation	n/a	n/a	(12.1%)	(37.6%)	(24.9%)	(21.1%)	n/a	(21.2%)	(22.6%)	(23.3%)	(25.0%)	(28.5%)	(23.6%)
Amortization	n/a	n/a	(14.1%)	(9.0%)	(16.1%)	(17.4%)	n/a	(14.6%)	(14.3%)	(13.3%)	(11.8%)	(33.5%)	(9.6%)
Impairment loss	n/a	n/a	0.0%	0.0%	0.0%	0.0%	n/a	(127.8%)	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	n/a	n/a	(8.6%)	(36.2%)	(33.9%)	(25.3%)	n/a	(147.1%)	(23.6%)	(17.0%)	(15.4%)	(46.2%)	(10.7%)
Interest income	n/a	n/a	0.0%	0.0%	0.0%	0.0%	n/a	0.0%	0.2%	0.0%	0.2%	0.2%	0.2%
Net foreign exchange gain/(loss)	n/a	n/a	0.0%	0.0%	0.0%	24.2%	n/a	(327.4%)	0.0%	8.4%	(45.8%)	3.3%	8.5%
Interest expense	n/a	n/a	(13.2%)	(15.1%)	(11.2%)	(6.7%)	n/a	(9.9%)	(9.9%)	(10.2%)	(11.1%)	(12.9%)	(14.9%)
Equity in net gain/(loss) of associates	n/a	n/a	0.0%	0.0%	0.0%	0.0%	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	n/a	n/a	(0.6%)	(2.0%)	(2.3%)	(1.1%)	n/a	3.0%	0.0%	(1.9%)	(2.9%)	(1.1%)	(0.1%)
Income tax expense	n/a	n/a	5.1%	2.3%	3.6%	1.3%	n/a	20.4%	2.5%	(1.2%)	7.2%	(4.8%)	(0.4%)
Net income/(loss)	n/a	n/a	(17.3%)	(51.0%)	(43.8%)	(7.6%)	n/a	(461.0%)	(30.8%)	(21.9%)	(67.8%)	(61.5%)	(17.4%)

Uzbekistan

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenues	18.2	23.2	30.2	36.5	39.5	52.0	58.4	66.5	58.5	52.6	50.1	50.2	45.3
Gross margin	15.2	20.0	25.8	31.0	33.4	43.0	48.6	52.8	47.1	41.2	37.7	37.9	34.3
Gross margin, %	83.5%	86.2%	85.4%	84.9%	84.6%	82.7%	83.2%	79.4%	80.5%	78.3%	75.2%	75.5%	75.7%
Adjusted OIBDA	8.7	11.4	16.9	17.8	20.9	27.8	33.0	34.2	33.1	26.9	23.5	23.0	19.6
Adjusted OIBDA, %	47.8%	49.1%	56.0%	48.8%	52.9%	53.5%	56.5%	51.4%	56.6%	51.1%	46.9%	45.8%	43.3%
SG&A	6.4	8.4	8.7	13.1	12.3	14.9	15.4	18.3	13.6	13.9	13.8	14.3	14.1
including Sales & Marketing Expenses	2.8	2.5	3.9	5.3	4.9	5.1	6.6	7.1	3.8	3.7	4.8	4.3	3.5
including advertising	0.7	0.9	1.1	1.4	2.0	1.9	2.3	2.3	0.9	1.4	1.6	1.0	1.0
including General & Administrative Costs	3.6	5.9	4.8	7.8	7.4	9.8	8.8	11.2	9.8	10.2	9.0	10.0	10.6
SG&A, %	35.2%	36.2%	28.8%	35.9%	31.1%	28.7%	26.4%	27.5%	23.2%	26.4%	27.5%	28.5%	31.1%
Net Income attributable to OJSC VimpelCom	2.5	4.3	6.9	6.0	7.5	14.4	22.0	11.8	9.7	5.3	1.8	(1.5)	(10.6)
Capital Expenditures	7.9	18.5	23.8	83.6	48.0	82.8	28.4	17.2	1.1	7.4	7.2	21.1	17.9

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenues	18.2	23.2	30.2	36.5	38.7	49.5	55.5	63.5	55.5	49.5	46.8	47.5	42.9
including Mobile Interconnect	0.002	0.003	0.004	0.01	0.01	0.01	0.01	3.4	3.0	3.8	5.0	5.5	5.1
Adjusted OIBDA	8.7	11.4	16.9	17.8	20.6	27.3	32.0	33.0	31.9	25.7	22.2	22.0	18.6
Adjusted OIBDA, %	47.8%	49.1%	56.0%	48.8%	53.2%	55.2%	57.7%	52.0%	57.5%	51.9%	47.4%	46.3%	43.4%

Subscriptions (‘000)	1,106.3	1,192.4	1,586.9	2,119.6	2,422.2	2,754.2	3,148.0	3,636.2	3,653.1	3,604.6	3,652.0	3,515.0	3,489.0
ARPU, US$	6.7	7.2	7.6	6.8	5.8	6.6	6.5	6.5	5.2	4.7	4.5	4.6	4.2
MOU, min	242.2	265.6	289.8	283.4	265.3	294.6	298.5	288.6	238.6	225.6	409.3	387.3	369.2
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	11.2%	12.8%	13.1%	14.2%	14.9%	15.1%	11.2%	17.4%	20.1%	14.7%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenues	0	0	0	0	0.8	2.5	2.9	3.0	3.0	3.1	3.3	2.7	2.4
including business segment	0	0	0	0	0.7	2.3	2.3	2.2	2.3	2.3	2.6	2.1	1.5
including wholesale segment	0	0	0	0	0.00	0.00	0.10	0.10	0.00	0.00	0.00	0.00	0.4
including residential segment	0	0	0	0	0.10	0.20	0.50	0.70	0.70	0.70	0.70	0.60	0.5
Adjusted OIBDA	0	0	0	0	0.3	0.5	1	1.2	1.2	1.2	1.3	1	1.0
Adjusted OIBDA, %	0	0	0	0	37.5%	20.0%	34.5%	40.0%	40.0%	38.7%	39.4%	37.0%	41.7%

Broadband subscriptions (‘000)	0	0	0	0	0	0	0	5.8	6.8	7.6	8.3	9.0	10.0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Adjusted OIBDA	8.7	11.4	16.9	17.8	20.9	27.8	33.0	34.2	33.1	26.9	23.5	23.0	19.6
Depreciation	(3.1)	(3.3)	(4.0)	(5.1)	(6.7)	(6.8)	(7.2)	(8.9)	(11.4)	(11.2)	(12.4)	(20.7)	(21.9)
Amortization	(3.4)	(3.4)	(3.4)	(3.5)	(3.8)	(3.7)	(3.8)	(4.6)	(4.1)	(3.6)	(3.5)	(2.9)	(3.4)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	2.2	4.7	9.5	9.2	10.4	17.3	22.0	20.7	17.6	12.1	7.6	(0.6)	(5.7)
Interest income	—	—	—	—	—	—	—	—	—	—	—	0.8	0.8
Net foreign exchange gain/(loss)	(0.3)	—	(0.3)	(0.5)	(0.2)	(0.2)	(0.5)	(3.7)	(2.4)	(3.5)	(1.2)	(0.1)	(3.7)
Interest expense	(0.3)	(0.5)	(1.0)	(1.3)	(1.6)	(0.1)	(0.4)	(2.1)	(3.3)	(2.4)	(3.5)	(3.5)	(3.5)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	(0.1)	—	0.2	—	—	(0.3)	2.6	(0.2)	(0.2)	(0.1)	(0.1)	(0.1)	(0.1)
Income tax expense	(1.0)	(0.1)	1.5	1.5	1.0	2.2	1.3	2.9	1.6	0.5	0.6	(2.4)	(1.9)
Net income/(loss)	2.5	4.3	6.9	5.9	7.6	14.5	22.4	11.8	10.1	5.6	2.2	(1.1)	(10.3)

Adjusted OIBDA margin as a percentage of net operating revenue	47.8%	49.1%	56.0%	48.8%	52.9%	53.5%	56.5%	51.4%	56.6%	51.1%	46.9%	45.8%	43.3%
Depreciation	(17.0%)	(14.1%)	(13.2%)	(14.0%)	(17.0%)	(13.1%)	(12.3%)	(13.4%)	(19.5%)	(21.3%)	(24.7%)	(41.2%)	(48.4%)
Amortization	(18.7%)	(14.7%)	(11.3%)	(9.6%)	(9.6%)	(7.1%)	(6.5%)	(6.9%)	(7.0%)	(6.8%)	(7.0%)	(5.8%)	(7.5%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	12.1%	20.3%	31.5%	25.2%	26.3%	33.3%	37.7%	31.1%	30.1%	23.0%	15.2%	(1.2%)	(12.6%)
Interest income	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	1.6%	1.8%
Net foreign exchange gain/(loss)	-1.6%	0.0%	-1.0%	-1.4%	-0.5%	-0.4%	-0.9%	-5.6%	-4.1%	-6.7%	-2.4%	(0.2%)	(8.2%)
Interest expense	-1.6%	-2.2%	-3.3%	-3.6%	-4.1%	-0.2%	-0.7%	-3.2%	-5.6%	-4.6%	-7.0%	(7.0%)	(7.7%)
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	-0.7%	0.0%	0.6%	0.1%	0.0%	-0.6%	4.5%	-0.2%	-0.4%	-0.1%	-0.2%	(0.2%)	(0.2%)
Income tax expense	-5.5%	-0.4%	5.0%	4.1%	2.5%	4.2%	2.2%	4.4%	2.7%	1.0%	1.2%	(4.8%)	(4.2%)
Net income/(loss)	13.7%	18.5%	22.8%	16.2%	19.2%	27.9%	38.4%	17.7%	17.3%	10.6%	4.4%	(2.2%)	(22.7%)

Armenia

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenues	54.1	58.4	63.4	59.8	59.1	64.7	68.8	63.7	52.7	49.2	51.4	47.3	41.7
Gross margin	42.4	46.0	49.8	47.3	45.8	50.0	52.6	48.7	41.3	37.8	38.8	35.3	30.8
Gross margin, %	78.4%	78.8%	78.5%	79.1%	77.5%	77.3%	76.5%	76.5%	78.4%	76.8%	75.5%	74.6%	73.9%
Adjusted OIBDA	27.3	30.1	32.9	32.5	29.1	30.3	33.5	31.7	27.2	24.8	26.3	22.7	19.1
Adjusted OIBDA, %	50.5%	51.5%	51.9%	54.3%	49.2%	46.8%	48.7%	49.8%	51.6%	50.4%	51.2%	48.0%	45.8%
SG&A	14.2	14.8	15.9	13.4	16.7	18.7	18.5	16.7	13.2	11.8	12.1	12.6	11.5
including Sales & Marketing Expenses	1.7	2.2	2.4	3.5	2.7	3.8	3.7	2.5	1.7	1.6	1.6	2.3	1.5
including advertising	0.6	0.8	0.8	1.7	1.2	1.6	1.1	1.2	0.6	0.6	0.5	1.1	0.6
including General & Administrative Costs	12.5	12.6	13.5	9.9	14.0	14.9	14.8	14.2	11.5	10.2	10.5	10.3	10.0
SG&A, %	26.2%	25.3%	25.1%	22.4%	28.3%	28.9%	26.9%	26.2%	25.0%	24.0%	23.5%	26.6%	27.6%
Net Income attributable to OJSC VimpelCom	2.6	4.0	16.0	0.3	-15.0	-1.3	3.7	-12.0	10.0	4.2	2.7	-1.6	10.7
Capital Expenditures	5.4	20.4	20.7	44.3	14.6	20.9	19.1	23.7	0.2	0.4	1.3	7.8	3.1

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenues	19.9	23.2	25.8	23.5	22.9	26.4	31.6	27.2	21.3	19.7	20.3	18.3	15.1
including Mobile Interconnect	2.3	3.2	4.1	4.2	4.5	5.3	8.0	7.1	5.2	5.1	5.4	5.1	4.1
Adjusted OIBDA	11.1	11.6	13.4	9.7	10.4	10.3	13.9	12.5	10.5	9.2	9.8	7.6	6.2
Adjusted OIBDA, %	55.8%	50.0%	51.9%	41.3%	45.4%	39.0%	44.0%	46.0%	49.3%	46.7%	48.3%	41.5%	41.1%

Subscriptions (‘000)	439.9	471.0	447.0	442.4	520.4	654.5	783.6	544.3	480.8	486.3	502.0	545.0	549.0
ARPU, US$	14.5	17.3	17.6	17.4	16.1	15.3	13.9	13.6	13.9	13.6	13.7	11.5	9.0
MOU, min	141.3	185.1	181.0	171.8	158.9	164.9	139.9	150.0	174.7	238.4	269.0	268.2	345.6
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	12.3%	28.8%	13.1%	18.5%	45.7%	24.5%	12.2%	11.4%	10.5%	13.6%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenues	34.2	35.2	37.6	36.3	36.2	38.3	37.2	36.5	31.4	29.5	31.1	29.0	26.6
including business segment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	6.0	5.4
including wholesale segment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	4.7	8.7
including residential segment	34.2	35.2	37.6	36.3	36.2	38.3	37.2	36.5	31.4	29.5	31.1	18.3	12.5
Adjusted OIBDA	16.2	18.5	19.5	22.8	18.7	20.0	19.6	19.2	16.7	15.6	16.5	15.1	12.9
Adjusted OIBDA, %	47.4%	52.6%	51.9%	62.8%	51.7%	52.2%	52.7%	52.6%	53.2%	52.9%	53.1%	52.1%	48.5%

Broadband subscriptions (‘000)	0	0	0	0	0	0	5.4	9.2	15.3	19.2	18.1	26.2	31.2

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Adjusted OIBDA	27.3	30.1	32.9	32.5	29.1	30.3	33.5	31.7	27.2	24.8	26.3	22.7	19.1
Depreciation	(13.9)	(18.7)	(10.6)	(21.9)	(27.0)	(22.8)	(13.2)	(26.4)	(14.0)	(10.5)	(15.7)	(17.0)	(9.8)
Amortization	(5.9)	(5.9)	(7.0)	(7.7)	(10.1)	(9.8)	(10.0)	(9.9)	(6.6)	(5.8)	(5.8)	(5.7)	(1.3)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	7.5	5.5	15.3	2.9	(8.0)	(2.3)	10.3	(4.6)	6.6	8.5	4.8	—	8.0
Interest income	0.1	0.2	0.2	0.3	0.3	0.4	0.5	0.7	0.9	1.3	1.1	1.1	1.3
Net foreign exchange gain/(loss)	(0.4)	1.5	(1.4)	1.5	(2.9)	0.6	2.9	0.4	4.9	(2.5)	1.1	(0.8)	4.0
Interest expense	(0.6)	(0.1)	(0.3)	(1.3)	(0.7)	(0.7)	(0.5)	(0.5)	(0.4)	(0.2)	(0.3)	(0.3)	(0.2)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	(0.9)	(1.0)	—	(1.3)	(3.0)	(1.5)	(1.6)	(4.3)	(0.6)	1.1	(1.9)	(0.4)	(0.4)
Income tax expense	(2.9)	(1.9)	2.2	(1.8)	(0.7)	2.2	(7.9)	(3.7)	(1.4)	(4.0)	(2.1)	(1.2)	(2.0)
Net income/(loss)	2.8	4.2	16.0	0.3	(15.0)	(1.3)	3.7	(12.0)	10.0	4.2	2.7	(1.6)	10.7

Adjusted OIBDA margin as a percentage of net operating revenue	50.5%	51.5%	51.9%	54.3%	49.2%	46.8%	48.7%	49.8%	51.6%	50.4%	51.2%	48.0%	45.8%
Depreciation	(25.7)%	(32.0)%	(16.8)%	(36.6)%	(45.6)%	(35.3)%	(19.2)%	(41.5)%	(26.6)%	(21.3)%	(30.6)%	(35.9)%	(23.5)%
Amortization	(10.9)%	(10.1)%	(11.0)%	(12.9)%	(17.1)%	(15.1)%	(14.5)%	(15.5)%	(12.5)%	(11.8)%	(11.3)%	(12.1)%	(3.1)%
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	13.9%	9.4%	24.1%	4.8%	(13.5)%	(3.6)%	15.0%	(7.2)%	12.5%	17.3%	9.3%	0.0%	19.2%
Interest income	0.2%	0.3%	0.3%	0.5%	0.5%	0.6%	0.7%	1.1%	1.7%	2.6%	2.1%	2.3%	3.1%
Net foreign exchange gain/(loss)	(0.7)%	2.6%	(2.2)%	2.5%	(4.9)%	0.9%	4.2%	0.6%	9.3%	(5.1)%	2.1%	(1.7)%	9.6%
Interest expense	(1.1)%	(0.2)%	(0.5)%	(2.2)%	(1.2)%	(1.1)%	(0.7)%	(0.8)%	(0.8)%	(0.4)%	(0.6)%	(0.6)%	(0.5)%
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	(1.7)%	(1.6)%	0.0%	(2.1)%	(5.1)%	(2.2)%	(2.3)%	(6.7)%	(1.0)%	2.2%	(3.5)%	(0.9)%	(0.9)%
Income tax expense	(5.4)%	(3.3)%	3.5%	(3.0)%	(1.2)%	3.4%	(11.5)%	(5.8)%	(2.7)%	(8.1)%	(4.1)%	(2.5)%	(4.8)%
Net income/(loss)	5.2%	7.2%	25.2%	0.5%	(25.4)%	(2.0)%	5.4%	(18.8)%	19.0%	8.5%	5.3%	(3.4)%	25.7%

Tajikistan

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenues	2.9	5.2	7.7	8.1	8.4	11.2	14.8	16.4	14.4	14.3	14.9	15.6	14.8
Gross margin	1.6	3.2	5.2	5.1	5.2	7.2	10.0	11.5	10.3	10.5	11.4	11.6	10.8
Gross margin, %	55.2%	61.5%	67.5%	63.0%	61.9%	64.3%	67.6%	70.1%	71.5%	73.4%	76.5%	74.4%	73.0%
Adjusted OIBDA	-0.3	0.1	1.6	1.4	1.3	2.6	4.8	5.3	4.9	5.4	5.2	7.1	4.4
Adjusted OIBDA, %	n/a	1.9%	20.8%	17.3%	15.5%	23.2%	32.4%	32.3%	34.0%	37.8%	34.9%	45.5%	29.7%
SG&A	1.9	3.1	3.5	3.5	4.0	4.5	5.2	6.2	5.4	5.1	6.2	4.5	6.3
including Sales & Marketing Expenses	0.8	1.3	1.5	1.4	1.2	1.4	1.7	1.7	1.3	1.1	1.0	1.0	1.2
including advertising	0.3	0.7	0.5	0.5	0.6	0.6	0.5	0.5	0.3	0.2	0.3	0.3	0.3
including General & Administrative Costs	1.1	1.8	2.0	2.1	2.8	3.1	3.5	4.5	4.1	4.0	5.2	3.5	5.1
SG&A, %	65.5%	59.6%	45.5%	43.2%	47.6%	40.2%	35.1%	37.8%	37.5%	35.7%	41.6%	28.8%	42.6%
Net Income attributable to OJSC VimpelCom	-1.0	-1.8	-0.3	-2.5	-1.2	-3.0	-0.3	-0.7	-0.2	0.0	-0.3	0.6	-0.2
Capital Expenditures	13.5	5.7	6.1	20.2	7.2	13.5	6.4	18.0	0.4	0.8	0.5	5.4	0.1

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenues	2.9	5.2	7.7	8.1	8.4	11.2	14.8	16.4	14.4	14.3	14.9	15.6	13.3
including Mobile Interconnect	0.2	0.4	1.7	2.1	2.0	2.9	4.7	5.4	4.3	4.7	5.4	6.0	5.6
Adjusted OIBDA	-0.3	0.1	1.6	1.4	1.3	2.6	4.8	5.3	4.9	5.4	5.2	7.1	4.1
Adjusted OIBDA, %	n/a	1.9%	20.8%	17.3%	15.5%	23.2%	32.4%	32.3%	34.0%	37.8%	34.9%	45.5%	29.7%

Subscriptions ('000)	145.3	204.9	268.4	339.4	377.9	435.3	526.6	624.6	722.3	677.1	706.0	743.0	820.0
ARPU, US$	8.7	10.1	10.8	9.0	8.0	9.4	10.4	9.6	7.1	6.9	7.2	7.2	5.6
MOU, min	205.8	224.2	230.3	216.3	205.8	241.1	255.9	243.4	171.7	173.1	173.3	173.6	157.9
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	5.3%	8.6%	9.7%	10.6%	12.7%	2.7%	20.6%	14.9%	14.7%	13.6%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenues	0	0	0	0	0	0	0	0	0	0	0	0	1.5
including business segment	0	0	0	0	0	0	0	0	0	0	0	0	0.0
including wholesale segment	0	0	0	0	0	0	0	0	0	0	0	0	1.5
including residential segment	0	0	0	0	0	0	0	0	0	0	0	0	0.0
Adjusted OIBDA	0	0	0	0	0	0	0	0	0	0	0	0	0.3
Adjusted OIBDA, %	0	0	0	0	0	0	0	0	0	0	0	0	20.0%

Broadband subscriptions ('000)	0	0	0	0	0	0	0	0	0	0	0	0	0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Adjusted OIBDA	(0.3)	0.1	1.6	1.4	1.3	2.6	4.8	5.3	4.9	5.4	5.2	7.1	4.4
Depreciation	(0.3)	(0.6)	(0.9)	(1.5)	(1.7)	(3.1)	(3.1)	(3.5)	(3.5)	(3.5)	(3.5)	(4.7)	(3.7)
Amortization	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.3)	(0.2)	(0.2)	(0.2)	(0.3)	(0.3)	(0.3)	(0.2)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	(0.8)	(0.7)	0.5	(0.3)	(0.6)	(0.8)	1.5	1.6	1.2	1.6	1.4	2.1	0.5
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	—
Net foreign exchange gain/(loss)	—	—	—	0.4	0.1	(0.2)	0.1	—	(0.2)	—	—	(0.2)	(0.1)
Interest expense	(0.6)	(0.8)	(0.9)	(1.2)	(1.4)	(1.6)	(1.8)	(1.8)	(1.7)	(1.7)	(1.6)	(1.6)	(1.5)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	(0.1)	0.1	—	(0.1)	0.1	(0.1)	(0.2)	(0.7)	0.3	—	(0.3)	0.1	—
Income tax expense	0.3	(0.1)	0.1	(1.5)	0.6	0.1	0.1	0.2	0.1	0.1	0.1	0.3	0.8
Net income/(loss)	(1.2)	(1.5)	(0.3)	(2.7)	(1.2)	(2.6)	(0.3)	(0.7)	(0.3)	0.0	(0.4)	0.7	(0.3)

Adjusted OIBDA margin as a percentage of net operating revenue	n/a	1.9%	20.8%	17.3%	15.5%	23.2%	32.4%	32.3%	34.0%	37.8%	34.9%	45.5%	29.7%
Depreciation	n/a	(11.6%)	(11.7%)	(18.5%)	(20.2%)	(27.6%)	(20.9%)	(21.3%)	(24.3%)	(24.5%)	(23.5%)	(30.1%)	(24.9%)
Amortization	n/a	(3.8%)	(2.6%)	(2.5%)	(2.4%)	(2.7%)	(1.4%)	(1.2%)	(1.4%)	(2.1%)	(2.0%)	(1.9%)	(1.4%)
Impairment loss	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	n/a	(13.5%)	6.5%	(3.7%)	(7.1%)	(7.1%)	10.1%	9.8%	8.3%	11.2%	9.4%	13.5%	3.4%
Interest income	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Net foreign exchange gain/(loss)	n/a	0.0%	0.0%	4.9%	1.2%	(1.8%)	0.7%	0.0%	(1.4%)	0.0%	0.0%	(1.3%)	(0.7%)
Interest expense	n/a	(15.4%)	(11.7%)	(14.8%)	(16.7%)	(14.3%)	(12.2%)	(11.0%)	(11.8%)	(11.9%)	(10.7%)	(10.3%)	(10.1%)
Equity in net gain/(loss) of associates	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	n/a	2.0%	0.0%	(1.2%)	1.2%	(0.9%)	(1.3%)	(4.3%)	2.1%	0.0%	(2.1%)	0.7%	0.0%
Income tax expense	n/a	(1.9%)	1.3%	(18.5%)	7.1%	0.9%	0.7%	1.2%	0.7%	0.7%	0.7%	1.9%	5.4%
Net income/(loss)	n/a	(28.8%)	(3.9%)	(33.3%)	(14.3%)	(23.2%)	(2.0%)	(4.3%)	(2.1%)	0.0%	(2.7%)	4.5%	(2.0%)

Georgia

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenues	0.03	0.2	0.3	0.9	2.4	3.9	5.4	5.9	6.0	7.1	8.9	10.2	10.9
Gross margin	0.00	-0.01	0.03	0.24	0.8	1.6	2.6	2.6	2.9	3.6	4.7	5.1	5.7
Gross margin, %	n/a	n/a	10.0%	26.7%	33.3%	41.0%	48.1%	44.1%	48.3%	50.7%	52.8%	50.0%	52.3%
Adjusted OIBDA	-1.2	-1.9	-2.0	-2.3	-2.2	-2.1	-1.1	-1.2	-0.5	0.1	1.0	0.4	1.1
Adjusted OIBDA, %	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1.4%	11.2%	3.9%	10.1%
SG&A	1.2	1.9	2.1	2.6	3.0	3.7	3.7	3.8	3.4	3.5	3.8	4.7	4.5
including Sales & Marketing Expenses	0.2	0.3	0.4	0.6	0.6	0.6	0.8	0.9	0.6	0.7	0.8	1.1	1.1
including advertising	0.0	1.2	0.3	0.4	0.3	0.4	0.6	0.6	0.2	0.2	0.3	0.4	0.3
including General & Administrative Costs	1.0	1.6	1.7	2.0	2.4	3.1	2.9	2.9	2.8	2.8	3.0	3.6	3.4
SG&A, %	n/a	950.0%	700.0%	288.9%	125.0%	94.9%	68.5%	64.4%	56.7%	49.3%	42.7%	46.1%	41.3%
Net Income attributable to OJSC VimpelCom	-1.9	-2.0	-2.3	-1.4	0.1	-1.5	-5.3	-30.7	-3.6	-2.9	-4.1	-3.9	-6.1
Capital Expenditures	16.6	9.4	4.8	28.9	7.0	12.2	8.9	7.1	1.6	2.1	2.5	3.3	4.3

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenues	0.03	0.2	0.3	0.9	2.4	3.9	5.4	5.9	6.0	7.1	8.9	10.2	10.6
including Mobile Interconnect	0.00	0.0	0.1	0.2	0.6	0.9	1.3	1.5	1.5	1.8	2.4	2.5	2.3
Adjusted OIBDA	-1.2	-1.9	-2.0	-2.3	-2.2	-2.1	-1.1	-1.2	-0.5	0.1	1.0	0.4	1.1
Adjusted OIBDA, %	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1.4%	11.2%	3.9%	10.1%
Subscriptions (‘000)	7.3	14.0	26.6	72.7	146.2	168.6	189.0	225.1	246.4	289.2	341.0	399.0	431.0
ARPU, US$	3.2	4.8	6.3	9.0	7.4	8.2	9.9	9.7	8.4	8.8	9.2	8.4	7.5
MOU, min	47.9	82.5	85.1	121.5	87.1	89.3	109.8	129.8	121.2	123.1	129.3	131.1	125.0
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	17.6%	1.4%	16.8%	13.8%	11.7%	7.8%	10.8%	10.7%	15.7%	11.2%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenues	0	0	0	0	0	0	0	0	0	0	0	0	0.3
including business segment	0	0	0	0	0	0	0	0	0	0	0	0	0.0
including wholesale segment	0	0	0	0	0	0	0	0	0	0	0	0	0.3
including residential segment	0	0	0	0	0	0	0	0	0	0	0	0	0.0
Adjusted OIBDA	0	0	0	0	0	0	0	0	0	0	0	0	0.0
Adjusted OIBDA, %	0	0	0	0	0	0	0	0	0	0	0	0	6.7%
Broadband subscriptions (‘000)	0	0	0	0	0	0	0	0	0	0	0	0	0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Adjusted OIBDA	(1.2)	(1.9)	(2.0)	(2.3)	(2.2)	(2.1)	(1.1)	(1.2)	(0.5)	0.1	1.0	0.4	1.1
Depreciation	(0.1)	(0.5)	(0.8)	(1.1)	(1.5)	(1.9)	(2.1)	(2.7)	(2.9)	(2.9)	(2.8)	(3.1)	(2.8)
Amortization	(0.9)	(1.2)	(1.3)	(1.3)	(1.3)	(2.0)	(2.0)	(1.8)	(1.7)	(1.7)	(1.7)	(1.6)	(1.6)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	(2.2)	(3.6)	(4.1)	(4.7)	(5.0)	(6.0)	(5.2)	(5.7)	(5.1)	(4.5)	(3.5)	(4.3)	(3.3)
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	—
Net foreign exchange gain/(loss)	0.2	0.6	0.3	2.4	6.5	4.1	1.1	(22.8)	(0.3)	1.2	(1.8)	(0.9)	(6.1)
Interest expense	(0.4)	(0.6)	(0.9)	(1.2)	(1.5)	(1.9)	(2.2)	(2.6)	(2.5)	(2.7)	(2.7)	(2.7)	(2.8)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	—	—	—	0.1	(0.1)	0.1	(0.1)	0.1	—	(0.2)	(0.1)	0.1	—
Income tax expense	(1.3)	(0.3)	0.2	0.6	0.3	0.8	0.5	0.3	0.8	0.5	0.1	0.2	0.2
Net income/(loss)	(3.7)	(3.9)	(4.5)	(2.8)	0.2	(2.9)	(5.9)	(30.7)	(7.1)	(5.7)	(8.0)	(7.6)	(12.0)

Adjusted OIBDA margin as a percentage of net operating revenue	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1.4%	11.2%	3.9%	10.1%
Depreciation	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(40.8)%	(31.5)%	(30.4)%	(25.7)%
Amortization	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(23.9)%	(19.1)%	(15.7)%	(14.7)%
Impairment loss	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	0.0%	0.0%	0.0%	0.0%
Operating income	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(63.4)%	(39.3)%	(42.2)%	(30.3)%
Interest income	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	0.0%	0.0%	0.0%	0.0%
Net foreign exchange gain/(loss)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	16.9)%	(20.2)%	(8.8)%	(55.9)%
Interest expense	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(38.0)%	(30.3)%	(26.5)%	(25.7)%
Equity in net gain/(loss) of associates	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(2.8)%	(1.2)%	1.0%	0.0%
Income tax expense	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	7.0%	1.1%	2.0%	1.8%
Net income/(loss)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(80.3)%	(89.9)%	(74.5)%	(110.1)%

Kyrgyzstan

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenue	0	0	0	0	0	0	0	0	0	0	0	0	25.5
Gross margin	0	0	0	0	0	0	0	0	0	0	0	0	20.0
Gross margin, %	0	0	0	0	0	0	0	0	0	0	0	0	78.4%
Adjusted OIBDA	0	0	0	0	0	0	0	0	0	0	0	0	9.5
Adjusted OIBDA, %	0	0	0	0	0	0	0	0	0	0	0	0	37.3%
SG&A	0	0	0	0	0	0	0	0	0	0	0	0	7.5
including Sales & Marketing Expenses	0	0	0	0	0	0	0	0	0	0	0	0	1.6
including advertising	0	0	0	0	0	0	0	0	0	0	0	0	0.5
including General & Administrative Costs	0	0	0	0	0	0	0	0	0	0	0	0	5.9
SG&A, %	0	0	0	0	0	0	0	0	0	0	0	0	29.4%
Net Income attributable to OJSC VimpelCom	0	0	0	0	0	0	0	0	0	0	0	0	0.0
Capital Expenditures	0	0	0	0	0	0	0	0	0	0	0	0	1.0

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenue	0	0	0	0	0	0	0	0	0	0	0	0	25.5
including Mobile Interconnect	0	0	0	0	0	0	0	0	0	0	0	0	6.0
Adjusted OIBDA	0	0	0	0	0	0	0	0	0	0	0	0	9.5
Adjusted OIBDA, %	0	0	0	0	0	0	0	0	0	0	0	0	37.3%

Subscriptions ('000)	0	0	0	0	0	0	0	0	0	0	0	0	1,774
ARPU, US$	0	0	0	0	0	0	0	0	0	0	0	0	4.7
MOU, min	0	0	0	0	0	0	0	0	0	0	0	0	193.9
Churn 3 months active base (quarterly), %	0	0	0	0	0	0	0	0	0	0	0	0	17.2%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenue	0	0	0	0	0	0	0	0	0	0	0	0	0
including business segment	0	0	0	0	0	0	0	0	0	0	0	0	0
including wholesale segment	0	0	0	0	0	0	0	0	0	0	0	0	0
including residential segment	0	0	0	0	0	0	0	0	0	0	0	0	0
Adjusted OIBDA	0	0	0	0	0	0	0	0	0	0	0	0	0
Adjusted OIBDA, %	0	0	0	0	0	0	0	0	0	0	0	0	0

Broadband subscriptions ('000)	0	0	0	0	0	0	0	0	0	0	0	0	0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Adjusted OIBDA	0	0	0	0	0	0	0	0	0	0	0	0	9.5
Depreciation	0	0	0	0	0	0	0	0	0	0	0	0	(3.3)
Amortization	0	0	0	0	0	0	0	0	0	0	0	0	(0.8)
Impairment loss						0	0	0	0	0	0	0	—
Operating income	0	0	0	0	0	0	0	0	0	0	0	0	5.4
Interest income	0	0	0	0	0	0	0	0	0	0	0	0	0.7
Net foreign exchange gain/(loss)	0	0	0	0	0	0	0	0	0	0	0	0	0.4
Interest expense	0	0	0	0	0	0	0	0	0	0	0	0	0.0
Equity in net gain/(loss) of associates	0	0	0	0	0	0	0	0	0	0	0	0	0.0
Other (expense)/income, net	0	0	0	0	0	0	0	0	0	0	0	0	0.1
Income tax expense	0	0	0	0	0	0	0	0	0	0	0	0	(0.6)
Net income/(loss)	0	0	0	0	0	0	0	0	0	0	0	0	6.0

Adjusted OIBDA margin as a percentage of net operating revenue	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	37.3%
Depreciation	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(13.0%)
Amortization	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(3.1%)
Impairment loss						n/a	n/a	n/a	n/a	n/a	n/a	n/a	0.0%
Operating income	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	21.2%
Interest income	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	2.7%
Net foreign exchange gain/(loss)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1.6%
Interest expense	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	0.0%
Equity in net gain/(loss) of associates	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	0.0%
Other (expense)/income, net	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	0.4%
Income tax expense	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(2.4%)
Net income/(loss)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	23.5%

SEA

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenue	0	0	0	0	0	0	0.0	0.0	0.0	0.9	2.4	2.4	4.4
Gross margin	0	0	0	0	0	0	0.0	0.0	0.0	-1.0	-0.7	0.5	2.3
Gross margin, %	0	0	0	0	0	0	n/a	n/a	n/a	-111.1%	-29.2%	20.8%	52.3%
Adjusted OIBDA	0	0	0	0	0	0	-0.2	-0.8	-1.6	-5.5	-7.5	-6.4	-5.9
Adjusted OIBDA, %	0	0	0	0	0	0	n/a	n/a	n/a	n/a	n/a	n/a	n/a
SG&A	0	0	0	0	0	0	0.2	0.8	1.6	4.5	6.8	7.0	8.2
including Sales & Marketing Expenses	0	0	0	0	0	0	0.0	0.0	0.0	1.7	2.5	2.0	3.0
including advertising	0	0	0	0	0	0	0.0	0.0	0.0	1.1	1.1	0.7	0.7
including General & Administrative Costs	0	0	0	0	0	0	0.2	0.8	1.6	2.8	4.3	5.0	5.2
SG&A, %	0	0	0	0	0	0	n/a	n/a	n/a	500.0%	283.3%	291.7%	186.4%
Net Income attributable to OJSC VimpelCom	0	0	0	0	0	0	-0.1	1.0	1.3	-10.3	-16.4	-25.4	-15.5
Capital Expenditures	0	0	0	0	0	0	0.4	7.4	12.9	23.6	8.2	22.8	16.9

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenue	0	0	0	0	0	0	0	0	0	0.9	2.4	2.4	4.4
including Mobile Interconnect	0	0	0	0	0	0	0	0	0	0	0.2	0.3	0.6
Adjusted OIBDA	0	0	0	0	0	0	-0.2	-0.8	-1.6	-5.5	-7.5	-6.4	-5.9
Adjusted OIBDA, %	0	0	0	0	0	0	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Subscriptions (’000)	0	0	0	0	0	0	0	0	0	79 *	95 *	367	491
ARPU, US$	0	0	0	0	0	0	0	0	0	n/m	n/m	n/m	3.5
MOU, min	0	0	0	0	0	0	0	0	0	n/m	n/m	n/m	350.7
Churn 3 months active base (quarterly), %	0	0	0	0	0	0	0	0	0	n/m	n/m	n/m	n/m

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Net operating revenue	0	0	0	0	0	0	0	0	0	0	0	0	0
including business segment	0	0	0	0	0	0	0	0	0	0	0	0	0
including wholesale segment	0	0	0	0	0	0	0	0	0	0	0	0	0
including residential segment	0	0	0	0	0	0	0	0	0	0	0	0	0
Adjusted OIBDA	0	0	0	0	0	0	0	0	0	0	0	0	0
Adjusted OIBDA, %	0	0	0	0	0	0	0	0	0	0	0	0	0

Broadband subscriptions ('000)	0	0	0	0	0	0	0	0	0	0	0	0	0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
Adjusted OIBDA	0	0	0	0	0	0	(0.2)	(0.8)	(1.6)	(5.5)	(7.4)	(6.4)	(5.9)
Depreciation	0	0	0	0	0	0	—	—	—	(0.3)	(1.5)	(2.4)	(2.7)
Amortization	—	—	—	—	0	0	—	—	—	(0.2)	(0.5)	(0.3)	(0.4)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	0	0	0	0	0	0	(0.2)	(0.8)	(1.6)	(6.0)	(9.4)	(9.1)	(9.0)
Interest income	0	0	0	0	0	0	—	—	—	—	—	—	—
Net foreign exchange gain/(loss)	0	0	0	0	0	0	—	—	—	—	—	—	0.1
Interest expense	0	0	0	0	0	0	—	(0.1)	(0.3)	(0.6)	(1.4)	(1.7)	(1.8)
Equity in net gain/(loss) of associates	0	0	0	0	0	0	0.0	1.8	3.1	(4.3)	(6.7)	(15.8)	(5.9)
Other (expense)/income, net	0	0	0	0	0	0	—	—	—	—	—	—	—
Income tax expense	0	0	0	0	0	0	—	—	—	—	—	—	—
Net income/(loss)	0	0	0	0	0	0	(0.2)	0.9	1.2	(10.9)	(17.5)	(26.6)	(16.6)

Adjusted OIBDA margin total as a percentage of net operating revenue	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Depreciation	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Amortization	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Impairment loss	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Operating income	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Interest income	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Net foreign exchange gain/(loss)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Interest expense	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Equity in net gain/(loss) of associates	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Other (expense)/income, net	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Income tax expense	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Net income/(loss)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

* In 2Q '09 and 3Q '09 we reported 79 and 95 thousands as active subscriptions in Cambodia which were calculated on a one month basis. Starting from 4Q09 we report active subscriptions base in Cambodia calculated on a three month basis.